June 6, 2007
To All Shareholders:
                                                     President Katsuaki Watanabe
                                                        TOYOTA MOTOR CORPORATION
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

         Notice of Convocation of FY2007 Ordinary General Shareholders' Meeting
           (Unless otherwise stated, all financial information has been prepared in accordance with generally accepted
                         accounting principles in Japan)
        English translation from the original Japanese-language document

Dear Shareholder,

Please refer to the following for information about the upcoming FY2007 Ordinary General Shareholders' Meeting. We hope that you will be able to attend this meeting.

If you are unable to attend the meeting, it would be appreciated if you could find the time from your busy schedule to vote "yes" or "no" on the enclosed ballot form and return it to us after reviewing the enclosed documents no later than Thursday, June 21, 2007. Thank you very much for your cooperation.


1. Date and time:              10:00 a.m., Friday, June 22, 2007

2. Venue:                      Toyota Head Office, 1, Toyota-cho, Toyota City,
                               Aichi Prefecture

3. Meeting Agenda
    Reports:
            Reports on business review, unconsolidated and consolidated financial statements for the FY2007 term (April 1, 2006 through March 31, 2007) and report by accounting auditor and the board of corporate auditors on the audit results of the consolidated financial statements.
    Resolutions:
         Proposed Resolution 1:   Distribution of Dividends from Surplus
         Proposed Resolution 2:   Election of 30 Directors
         Proposed Resolution 3:   Election of 4 Corporate Auditors
         Proposed Resolution 4:   Election of Accounting Auditor
         Proposed Resolution 5:   Issue of Stock Acquisition Rights without
                                  Consideration to Directors, Managing
                                  Officers and Employees, etc. of Toyota
                                  Motor Corporation and its Affiliates
         Proposed Resolution 6:   Acquisition of Own Shares
         Proposed Resolution 7:   Award of Bonus Payments to Retiring
                                  Corporate Auditors
         Proposed Resolution 8:   Payment of Executive Bonuses

 Notes: - If you attend the meeting in person, please submit the enclosed voting ballot at the reception desk.  It will serve as your admission pass.
        - If you intend to engage in split voting, please submit written notice to that effect and the reasons for the split voting at least three days prior to the general shareholders' meeting (by June 19, 2007).
        - If any revisions are made to the reference documents or attachments for the general shareholders' meeting, the revisions will be posted on the Toyota Motor Corporation's Web site (http://www.toyota.co.jp).

(Attachment)

                                 Business Report
        (Fiscal Year under review: April 1, 2006 through March 31, 2007)

1. Outlook of Associated Companies

(1) Progress and Achievement in Operation

Reviewing the general economic environment for the fiscal year ended March 2007, the Japanese economy experienced some weakness in personal consumption, but corporate revenues were in better shape and capital expenditure increased, resulting in a continuation of prolonged economic growth. Overseas, economic conditions remained steady overall, with stability in both capital expenditure and personal consumption in the United States, and acceleration in the pace of recovery in the European economy, while in Asia, the Chinese economy showed continued strong growth.

Under these circumstances, Toyota Motor Corporation ("Toyota") and its consolidated subsidiaries (together, "TMC") have been striving to develop attractive products to satisfy its customers worldwide.

TMC launched LS460, the flagship model of Lexus, equipped with the newest technologies based on an integration of cutting-edge production techniques and manufacturing skills in Japan in FY2007, which received high recognition and won the Japan Car of the Year award. Other FY2007 releases included the new Auris, a model designed in Europe with remarkable traveling capabilities, and the Blade, a luxury-class hatchback with a premier-quality image. The Corolla, best-selling model since its debut in 1966, was completely redesigned in FY2007 as the Corolla Axio, a vehicle with advanced equipment. Although vehicle sales in Japan in FY2007 decreased by 91 thousand units (or 3.9%) to 2,273 thousand units compared with FY2006, these active launches of new products and the diligent efforts of the dealers nationwide helped TMC achieve a record-high market share of 45.8% for Toyota Lexus brands (excluding mini-vehicles) in FY2007, as well as a record-high market share of 41.5%, on a total sales basis including mini-vehicles.

In the United States, TMC started production of a new model of the Tundra pickup truck at the new plant in Texas and completed preparations for the production of the Camry at a facility of Fuji Heavy Industries Ltd. in Indiana. In China, Guangzhou Toyota Motor Co., Ltd. began production of the Camry. Moreover, TMC established a new plant in Thailand, as the base for production and supply in Asia, expanding production capacity. Through these active business operations overseas, TMC's overseas production output during FY2007 reached a record high of 3,980 thousand units, an increase of 204 thousand units (or 5.4%) compared with FY2006.

Through these global expansion of production sites, the introduction of vehicles that closely meet customer needs in Japan and overseas and the implementation of various sales measures, the global sales, including Daihatsu and Hino brands, reached a total of 8,524 thousand units in FY2007, exceeding the FY2006 level by 550 thousand units (or 6.9%).

In parallel with these business developments, TMC has made environmental issues a management priority and has been working to reduce carbon-dioxide emissions and other environmental burdens at every stage of the vehicle life cycle -- from development, production, delivery, and use to disposal and recycling.

TMC has been developing hybrid technology in efforts to innovate core solutions for environmental issues. To encourage the widespread use of hybrid technology, TMC began the production of the Camry Hybrid which is the first to be locally produced at the TMC factory in Kentucky, U.S.A. As a result, global sales of hybrid vehicles in FY2007 reached 354 thousand units and cumulative sales of hybrid vehicles exceeded 970 thousand units.

TMC reached a basic agreement with Isuzu Motors Limited on a business collaboration focusing on the development of diesel engines, a part of technology for environmental measures. In another effort to depart from fossil fuels, TMC has also been promoting the introduction of vehicles that can run on bioethanol and the development of plug-in hybrids that can be charged from household electric outlets. In order to respond to the diverse customer needs, TMC is also actively developing its business in areas such as financial services and information and telecommunications industries. In the financial services business, due to our efforts to expand business in emerging markets such as China and Indonesia, we have succeeded in the development of a global network of 31 countries, which is becoming a stable source of global revenue in the automobile business. In the telecommunication business, we have strived to expand our information network capabilities in order to provide drivers with safe, secure, and comfortable information network services, as exemplified by our promotion to expand G-BOOK ALPHA to other companies. In the housing business, our active sales strategies, improved features for security, seismic safety, and other functions have spurred sales to 5,001 units on an unconsolidated basis and 5,807 units on a consolidated basis, both of which are historical highs.

In addition to strong sales initiatives, improvements in management efficiency and diligent efforts to reduce costs resulted in consolidated net sales of 23,948.0 billion yen, an increase of 2,911.1 billion yen (or 13.8%) from FY2006, and consolidated operating income of 2,238.6 billion yen, an increase of 360.3 billion yen (or 19.2%) from FY2006. Consolidated net income in FY2007 increased by 271.9 billion yen (or 19.8%) from FY2006 to 1,644.0 billion yen.


The breakdown of consolidated net revenues is as follows:
                                                                                                   Unit: million yen
----------------------------------------------------------------------------------------------------------------------
                                         FY2007                     FY2006                       Increase (Decrease)
                                  (April 2006 through         (April 2005 through                        (Percent of
                                      March 2007)                 March 2006)                               changes)
                                     ----------------          ------------------             ------------------------
        Vehicles                           18,751,807                  16,584,317             2,167,490      ( 13.1)
        Parts & components for                334,619                     298,492                36,127      ( 12.1)
        overseas production
        Parts                               1,551,969                   1,311,617               240,352      ( 18.3)
        Other                               1,275,773                   1,131,190               144,583      ( 12.8)
    Total Automotive                       21,914,168                  19,325,616             2,588,552      ( 13.4)
    Financial Services                      1,277,994                     977,416               300,578      ( 30.8)
    Other                                     755,929                     733,877                22,052      (  3.0)
                                           ----------                  ----------             ---------      -------
    Total                                  23,948,091                  21,036,909             2,911,182      ( 13.8)
                                           ----------                  ----------             ---------      -------

Notes:
1. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.
2.  The amounts represent net revenues to external customers.
3.  The net revenues do not include consumption taxes.

With respect to capital expenditures, TMC is proceeding with the introduction of an innovative line which balances high quality and low cost by combining development and production. In addition, as a result of active investment to launch new products and efforts to expand production capacities in order to respond to customer demand, total capital expenditures for FY2007 reached 1,482.6 billion yen.

(2) Funding

Capital investment in the automobile business is financed mainly with funds gained from business operations. Funds necessary for the finance service business are financed mainly through the issuance of bonds, medium-term notes, and commercial papers. The balance of debt was 12,129 billion yen as of the end of FY2007.

(3) Trends in Consolidated Assets and Income

                                                                       Unit: million yen unless stated otherwise
----------------------------------------------------------------------------------------------------------------
                                           FY2004               FY2005            FY2006               FY2007
                                         (April 2003          (April 2004       (April 2005          (April 2006
                                           through              through           through              through
                                         March 2004)          March 2005)       March 2006)          March 2007)
                                         -----------          -----------       -----------          -----------
Net revenues                              17,294,760          18,551,526         21,036,909          23,948,091
Operating income                           1,666,890           1,672,187          1,878,342           2,238,683
Net income                                 1,162,098           1,171,260          1,372,180           1,644,032
Net income per share - Basic
                           (yen)              342.90              355.35             421.76              512.09
Total shareholders' equity                 8,178,567           9,044,950         10,560,449          11,836,092
                                          ----------          ----------         ----------          ----------
Total assets                              22,040,228          24,335,011         28,731,595          32,574,779
                                          ----------          ----------         ----------          ----------


(4) Issues for Associated Companies

Although we expect overall growth of the world economy to continue, we face a variety of unstable elements in the future business environment, including concerns about the future of the American economy, changes in the pace of growth of the Chinese economy, and movement in oil prices. The Japanese economy is experiencing a moderate expansion, but there are concerns that rapid fluctuations in exchange rates and continuing high prices for raw materials may have an adverse impact on corporate revenue, which is the driving force of the current economy. In the automobile industry, emerging markets which are expected to continue to grow, competition among leading global and regional auto makers is becoming increasingly fierce. In addition, environmental regulations are being strengthened throughout the world and environmental awareness is on the rise, leading to intense global competition in the development of technologies and the introduction of new products.

In order to build a robust base and continue advancing amidst these severe circumstances, TMC will make a collected effort to work on the following issues:
First, as an immediate task, TMC is making efforts to revitalize the domestic market by launching market-creating products based on the anticipation of customer needs and timely measures to generate stronger customer interest in vehicles through measures that stimulate demand. Overseas, TMC will work diligently to smoothly inaugurate our new plants in Mississippi, U.S.A., Canada, Russia, and China to further develop our business infrastructures for production, procurement and sales, and to promote business activities rooted in each region.

Medium- to long-term issues include the development and commercialization of innovative new technologies related to the environment, safety and energy, which lead to the realization of the ultimate automobile manufacturing that is beneficial to people, society and the earth. Next, we will improve quality of local procurement globally, one of TMC's strengths, to maintain and enhance the world's leading level of quality and strengthen cost competitiveness, thus supporting high-quality and sustainable growth. In addition, TMC fulfills its social responsibilities by carrying out corporate social responsibility (CSR) activities through philanthropic activities undertaken from a global perspective and thorough corporate ethics including full compliance with applicable laws and regulations. Based on the belief that the development of human resources is fundamental to corporate competitiveness, TMC is engaged in the training of highly-creative personnel who will pass on TMC's manufacturing technologies, skills and values to the next generation.

By addressing these agenda, TMC is working to enhance its corporate value as a company with energy and dignity and maintain growth in harmony with society rooted in "manufacturing" over the 21st century.

This year, Toyota Motor Corporation will celebrate the 70th anniversary of its establishment. We express our heartfelt appreciation to all of our shareholders and customers for their longstanding support and patronage. In this commemorative year, we commit ourselves to renewing our awareness of the philosophies established at our founding, including the "Customer First" principle underlying our commitment to provide high-quality products and services, "Research and innovation ahead of the times," and "Contribution to the society." As always, we will work diligently in line with these philosophies. We thank our shareholders for their ongoing support.

(5) Policy on Distribution of Surplus by Resolution of the Board of Directors

Toyota deems the benefit of its shareholders as one of its priority management policies and continuously strives to increase per-share earnings, through aggressively promoting its business while improving and strengthening its corporate foundations. With respect to the payment of dividends, Toyota seeks to enhance the distribution of profits by striving to secure a consolidated dividend payout ratio of 30% over the medium- to long-term, while giving due consideration to factors such as the business results of each term and new investment plans. Furthermore, Toyota conducts repurchases of its own shares to improve capital efficiency and responds appropriately to changes in the business environment.

In the expectation of the continued growth of the automobile market worldwide, Toyota will use its internal funds to invest in improvement of product performance and development of next-generation technologies to develop production and sales networks in both domestic and overseas markets for further expansion of its global business areas, while securing a solid management foundation.
Toyota's articles of incorporation allow retained earnings to be distributed as dividends pursuant to resolution of the board of directors. Dividends will be declared twice a year, an interim dividend and a year-end dividend. In order to secure an opportunity to directly seek shareholders' opinion, Toyota makes year-end dividends a matter to be resolved at the FY2007 Ordinary General Shareholders' Meeting. Toyota also makes acquisition of its own shares a matter to be resolved at the same meeting for the same reason.

(6) Main Business

                        Business                                           Main products
--------------------------------------------------------------------------------------------------------------
                                                             LS, GS, GS450h, ES, IS, SC, LX, GX, RX,
                                                             RX400h, Century, Crown, Brevis,
                                                             Progres, Mark X, Avalon, Camry, Camry
                                                             Hybrid, Premio, Allion, Avensis,
                                                             Comfort, Prius, Corolla, Belta, Vios,
                                                             Solara, Scion tC, MR-S, Blade, Matrix,
                                                             Auris, Raum, Porte, Ractis, bB, ist,
                                                             Vitz, Passo, Aygo, Mark II Blit, Caldina,
   Automotive            Passenger vehicles                  Succeed wagon, Probox Wagon, Estima,
   Operations                                                Estima Hybrid, Sienna, Isis, Ipsum, Innova,
                                                             WISH, SIENTA, Avanza, Alphard, Alphard
                                                             Hybrid, Hiace wagon, Noah, Voxy, Land
                                                             Cruiser wagon, Sequoia, Hilux
                                                             Surf, Harrier, Harrier Hybrid, Kluger
                                                             L, Kluger Hybrid, Fortuner, FJ Cruiser,
                                                             RAV4, Rush, Volkswagen vehicles, etc.
                          ------------------------------------------------------------------------------------
                                                             Succeed Van, Probox Van, Hiace,
                                                             Regiusace Van, Quick Delivery, Townace,
                          Truck and bus                      Liteace, Tundra, Tacoma, Hilux, Dyna,
                                                             Toyoace, Land Cruiser, Coaster, etc.
                          ------------------------------------------------------------------------------------
                          Parts & components                 Various units and parts for overseas production
                          for overseas production
                          ------------------------------------------------------------------------------------
                          Parts                              Various maintenance parts for both domestic
                                                             and overseas use
--------------------------------------------------------------------------------------------------------------
   Financial Services Operations                             Auto sales financing, leasing, etc.
--------------------------------------------------------------------------------------------------------------
                                                             Espacio GX, Espacio Mezzo, Espacio EF
                                                             Urban Wind, Espacio EF3, Espacio EF,
                                                             Since Aventino, Since AIII, Since BIII,
   Other Operations            Housing                       Since AII, Since Raison, Since Cada,
                                                             Since Smart Stage More, Since
                                                             Smart Stage, Vie a, Vie a mia casa, Vie a Tradage,
                                                             Crest, T-fine, M&f, NS, DS, ZELK, Season
                                                             Stage, T Stage, etc.
--------------------------------------------------------------------------------------------------------------

* Hino brand products (trucks and buses) and Daihatsu brand products (mini-vehicles and passenger vehicles) are not included in the above table.

(7) Main Sites

      [Toyota]


     ---------------------------------------------------------------------------
                 Name                                       Location
     ---------------------------------------------------------------------------
      Head Office                                 Aichi Prefecture
      Tokyo Head Office                           Tokyo
      Nagoya Office                               Aichi Prefecture
      Honsha Plant                                Aichi Prefecture
      Motomachi Plant                             Aichi Prefecture
      Kamigo Plant                                Aichi Prefecture
      Takaoka Plant                               Aichi Prefecture
      Miyoshi Plant                               Aichi Prefecture
      Tsutsumi Plant                              Aichi Prefecture
      Myochi Plant                                Aichi Prefecture
      Shimoyama Plant                             Aichi Prefecture
      Kinuura Plant                               Aichi Prefecture
      Tahara Plant                                Aichi Prefecture
      Teiho Plant                                 Aichi Prefecture
      Hirose Plant                                Aichi Prefecture
      Higashi-Fuji Technical Center               Shizuoka Prefecture
     ---------------------------------------------------------------------------


      [Domestic and overseas subsidiaries]
      Please see section "(9) Status of Main Subsidiaries."

(8) Status of Employees


 ----------------------------------------------------------------------------
   Number of employees                Changes from end of prior FY
 ----------------------------------------------------------------------------
         299,394                                +13,417
 ----------------------------------------------------------------------------

(9) Status of Main Subsidiaries

------------------------------------------------------------------------------------------------------------------------------------
                                                                   Capital/     Toyota's ownership
            Company name                        Location         subscription    interest ratio         Main business
------------------------------------------------------------------------------------------------------------------------------------
                                                                  million yen
 Toyota Financial Services Corporation       Aichi Prefecture          78,525       100.00    Management of domestic and
                                                                                              overseas financial companies
 Hino Motors, Ltd.                           Tokyo                     72,717        50.20*   Manufacture and sales of automobiles
 Toyota Motor Kyushu, Inc.                   Fukuoka Prefecture        45,000       100.00    Manufacture and sales of automobiles
 Daihatsu Motor Co., Ltd.                    Osaka Prefecture          28,404        51.32*   Manufacture and sales of automobiles
 Toyota Finance Corporation                  Tokyo                     16,500       100.00*   Finance of automobile sales, card
                                                                                              business
 Toyota Auto Body Co., Ltd.                  Aichi Prefecture          10,371        56.08*   Manufacture and sales of automobile
                                                                                              bodies
 Kanto Auto Works, Ltd.                      Kanagawa Prefecture        6,850        50.46*   Manufacture and sales of automobile
                                                                                              bodies
------------------------------------------------------------------------------------------------------------------------------------
                                                                Currencies in
                                                                 thousands
 Toyota Motor Engineering & Manufacturing    U.S.A.             USD 1,958,949       100.00*   Management of manufacturing
 North America, Inc.                                                                          companies in North America
 Toyota Motor Manufacturing, Kentucky, Inc.  U.S.A.             USD 1,180,000       100.00*   Manufacture and sales of automobiles
 Toyota Motor North America, Inc.            U.S.A.             USD 1,005,400       100.00*   Government, public affairs and
                                                                                              surveys of overall North America
 Toyota Motor Credit Corporation             U.S.A.               USD 915,000       100.00*   Finance of automobile sales
 Toyota Motor Manufacturing, Indiana, Inc.   U.S.A.               USD 620,000       100.00*   Manufacture and sales of automobiles
 Toyota Motor Sales, U.S.A., Inc.            U.S.A.               USD 365,000       100.00*   Sales of automobiles
 Toyota Motor Manufacturing Canada, Inc.     Canada               CAD 680,000       100.00    Manufacture and sales of automobiles
 Toyota Credit Canada Inc.                   Canada                CAD 60,000       100.00*   Finance of automobile sales
 Toyota Motor Europe NV/SA                   Belgium            EUR 2,443,595       100.00    Management of all European affiliates
 Toyota Motor Manufacturing France S.A.S.    France               EUR 380,078       100.00*   Manufacture and sales of automobiles
 Toyota Motor Italia S.p.A.                  Italy                 EUR 38,958       100.00*   Sales of automobiles
 Toyota Kreditbank G.m.b.H.                  Germany               EUR 30,000       100.00*   Finance of automobile sales
 Toyota Deutschland G.m.b.H.                 Germany                EUR 5,726       100.00*   Sales of automobiles
 Toyota France S.A.                          France                 EUR 2,123       100.00*   Sales of automobiles
 Toyota Motor Finance (Netherlands) B.V.     Netherlands              EUR 908       100.00*   Finance of overseas Toyota related
                                                                                              companies
 Toyota Motor Manufacturing (UK) Ltd.        U.K.                 GBP 300,000       100.00*   Manufacture and sales of automobiles
 Toyota (GB) PLC                             U.K.                   GBP 2,600       100.00*   Sales of automobiles
 Toyota Motor Manufacturing Russia Ltd.      Russia                RUB 29,369       100.00*   Sales of automobiles
 Toyota Motor Manufacturing Turkey Inc.      Turkey               TRY 150,165        90.00*   Manufacture and sales of automobiles
 Toyota Motor Corporation Australia Ltd.     Australia            AUD 481,100       100.00    Manufacture and sales of automobiles
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------

             Company name                    Location              Capital/     Toyota's ownership     Main business
                                                                 subscription     interest ratio
------------------------------------------------------------------------------------------------------------------------------------
                                                               Currencies in
                                                                   thousands
 Toyota Finance Australia Ltd.               Australia           AUD 120,000       100.00*    Finance of automobile sales
 Toyota Motor Asia Pacific Pte Ltd.          Singapore             SGD 6,000       100.00     Sales of automobiles
 Toyota Motor Thailand Co., Ltd.             Thailand          THB 7,520,000        86.43     Manufacture and sales of automobiles
 Toyota Leasing (Thailand) Co., Ltd.         Thailand          THB 6,000,000        79.17*    Finance of automobile sales
 Toyota do Brasil Ltda.                      Brazil              BRL 709,980       100.00     Manufacture and sales of automobiles
 Toyota South Africa Motors (Pty) Ltd.       South Africa             ZAR 50       100.00*    Manufacture and sales of automobiles
------------------------------------------------------------------------------------------------------------------------------------

Notes:
1. * Indicates that the ownership interest ratio includes such ratio of the subsidiaries.

2. The ownership interest ratios are calculated based on the total number of shares issued at the end of the fiscal year.

3. On April 1, 2006, Toyota technical center U.S.A, Inc. merged with Toyota Motor North America, Inc.; the newly formed company then officially adopted the name Toyota Motor North America, Inc.

4. On April 1, 2006, Toyota Motor Manufacturing North America, Inc. changed its name to Toyota Motor Engineering & Manufacturing North America, Inc.

2.   Status of Shares

(1) Total Number of Shares Authorized              10,000,000,000 shares

(2) Total Number of Shares Issued                   3,609,997,492 shares

(3) Number of Shareholders                                       408,504

(4) Shareholders Holding more than One Tenth of the Total Number of Shares Issued (excluding treasury shares)

    None.

3.   Status of Stock Acquisition Rights

(1)  Status of Stock Acquisition Rights as of the End of FY2007

     1)  Number of Stock Acquisition Rights issued:
         77,638

     2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights
         7,763,800 shares of common stock of Toyota (The number of shares to be issued or transferred upon exercise of one Stock Acquisition Right is
         100)

     3)  Stock Acquisition Rights held by Toyota's Directors and Corporate
         Auditors


---------------------------------------------------------------------------------------------------------------------
                          Series                  Expiration Date          Number of Stock              Number of
                     (Exercise price)                                     Acquisition Rights              holders
---------------------------------------------------------------------------------------------------------------------
                      1st (2,958 yen)              July 31, 2008                         180                    5
                     ------------------------------------------------------------------------------------------------
                      2nd (3,116 yen)              July 31, 2009                       2,254                   23
                     ------------------------------------------------------------------------------------------------
    Directors         3rd (4,541 yen)              July 31, 2010                       2,410                   19
                     ------------------------------------------------------------------------------------------------
                      4th (4,377 yen)              July 31, 2011                       4,400                   25
                     ------------------------------------------------------------------------------------------------
                      5th (6,140 yen)              July 31, 2014                       8,800                   25
---------------------------------------------------------------------------------------------------------------------

       Notes:
       1. The above includes Stock Acquisition Rights exercisable by directors who retired during the period between the day after the FY2006 Ordinary General Shareholders' Meeting and the end of FY2007.

       2.  No Stock Acquisition Rights are held by Corporate Auditors.

(2)  Status of Stock Acquisition Rights Issued During FY2007

     1)  Number of Stock Acquisition Rights issued:
          31,760

     2) Type and number of shares to be issued or transferred upon exercise of Stock Acquisition Rights
          3,176,000 shares of common stock of Toyota (The number of shares to be issued or transferred upon exercise of one Stock Acquisition
          Right is 100.)

     3)  Issue price of Stock Acquisition Rights
          Stock Acquisition Rights shall be issued without consideration.

     4) Amount to be paid upon the exercise of Stock Acquisition Rights 6,140.00yen

     5)  Conditions of exercise of Stock Acquisition Rights
       (i) The exercise period of the Stock Acquisition Rights is from August 1, 2008 to July 31, 2014.
      (ii) Stock Acquisition Right may not be partially exercised.
     (iii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2006 Ordinary General Shareholders' Meeting, be a Director, Managing Officer, employee, etc. of Toyota at the time such rights are granted.
      (iv) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of Toyota or its affiliate to which the grantee belongs at the time of such rights are granted. However, if the grantee loses such position due to retirement of office or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.
       (v) Stock Acquisition Rights may not be inherited.
      (vi) Other exercise conditions shall be provided for in "the Contract of Grant of Stock Acquisition Rights" between Toyota and the grantees of the Stock Acquisition Rights.

     6) Events and conditions of acquisition of Stock Acquisition Rights by Toyota
         Stock Acquisition Rights may be acquired by Toyota without consideration, on a date that shall be provided by the Board of Directors, if the Ordinary General Shareholders' Meeting approves a proposal on a merger agreement in which Toyota will be dissolved, or a proposal on a share exchange agreement or a share transfer by which Toyota will become a wholly-owned subsidiary of another company.

     7) Details of Preferential Conditions
         Toyota will issue Stock Acquisition Rights without consideration to Directors, Managing Officers and employees, etc., of Toyota and its affiliates.

     8) Breakdown of Stock Acquisition Rights granted to Managing Officers, engineers and employees of Toyota, Officers and employees of Toyota's subsidiaries, and employees of Toyota's affiliates

--------------------------------------------------------------------------------------------------------------------------------
                                                                    Type and number of shares               Total number of
                                                                   to be issued or transferred             persons in which
                                        Number of Stock                upon the exercise of                Stock Acquisition
                                       Acquisition Rights            Stock Acquisition Rights              Rights were granted
                                                                         (common stock)
--------------------------------------------------------------------------------------------------------------------------------
  Managing Officers of Toyota              9,800                           980,000 shares                           49
--------------------------------------------------------------------------------------------------------------------------------
  Engineers of Toyota                        400                            40,000 shares                            4
--------------------------------------------------------------------------------------------------------------------------------
  Employees of Toyota                      9,900                           990,000 shares                          453
--------------------------------------------------------------------------------------------------------------------------------
  Officers and employees of                2,480                           248,000 shares                           70
  Toyota's subsidiaries
--------------------------------------------------------------------------------------------------------------------------------
  Employees of Toyota's                       80                             8,000 shares                            4
  affiliates
--------------------------------------------------------------------------------------------------------------------------------

4. Status of Directors and Corporate Auditors
(1) Directors and Corporate Auditors

-------------------------------------------------------------------------------------------------------------
       Name              Position          Main areas of responsibility        Other executive duties
-------------------------------------------------------------------------------------------------------------
 Fujio Cho          *Chairman of the                                      - Director of Toyota Motor
                     Board                                                  Sales, U.S.A., Inc.
                                                                          - Corporate Auditor of DENSO
                                                                            CORPORATION
                                                                          - Director of Central Japan
                                                                            Railway Company
                                                                          - Director of Toyota Motor
                                                                            Europe NV/SA
                                                                          - Director of Toyota Motor North
                                                                            America, Inc.
                                                                          - Chairman of Japan Automobile
                                                                            Manufacturers Association, Inc.
                                                                          - Director of Sony Corporation
-------------------------------------------------------------------------------------------------------------
 Katsuhiro          *Vice Chairman                                        - Director of Toyota Motor
 Nakagawa                                                                   Sales, U.S.A., Inc.
                                                                          - Director of Toyota Motor
                                                                            Europe NV/SA
                                                                          - Director of Toyota Motor North
                                                                            America, Inc.
                                                                          - Corporate Auditor of Shochiku
                                                                            Co., Ltd.
                                                                          - Corporate Auditor of Aichi
                                                                            Steel Corporation
-------------------------------------------------------------------------------------------------------------
 Katsuaki           *President                                            - Director of Mitsubishi UFJ
 Watanabe                                                                   Securities Co., Ltd.
                                                                          - Corporate Auditor of KDDI
                                                                            CORPORATION
                                                                          - Corporate Auditor of Toyota
                                                                            Financial Services Corporation
                                                                          - Director of Toyota Motor
                                                                            Sales, U.S.A., Inc.
                                                                          - Director of Toyota Motor
                                                                            Europe NV/SA
                                                                          - Director of Toyota Motor North
                                                                            America, Inc.
                                                                          - Corporate Auditor of Toyota
                                                                            Industries Corporation
                                                                          - Director of Toyota Motor
                                                                            Engineering & Manufacturing
                                                                            North America, Inc.
-------------------------------------------------------------------------------------------------------------
 Tokuichi           *Executive Vice       - Global Planning Operations    - Chairman of Toyota Motor
 Uranishi           President             - Overseas (Americas, Europe      Europe NV/SA
                                            & Africa, Asia, Oceania &     - Director of Toyota Financial
                                            Middle East)                    Services Corporation
                                          - The Americas Operations       - Director of Toyota Motor
                                            Group (Chief Officer)           Sales, U.S.A., Inc.
                                          - Europe & Africa Operations    - Director of Toyota Motor North
                                            Group (Chief Officer)           America, Inc.
-------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------
       Name              Position         Main areas of responsibility         Other executive duties
-------------------------------------------------------------------------------------------------------------
 Kazuo Okamoto      *Executive Vice       - Research & Development (R    - Director of TOYOTA BOSHOKU
                    President               & D Management, Technical      CORPORATION
                                            Administration, Design,      - Corporate Auditor of Toyoda
                                            Product Development,           Gosei Co., Ltd.
                                            Vehicle Engineering, Motor   - Director of Toyota Motor Europe
                                            Sports)                        NV/SA
                                          - Technical Administration     - Director of Toyota Motor
                                            Group (Chief Officer)          Engineering & Manufacturing
                                          - Design Group (Chief            North America, Inc.
                                            Officer)
                                          - Motorsport Business
                                            Management Dept.
                                          - Motor Sports Div.
-------------------------------------------------------------------------------------------------------------
 Kyoji Sasazu       *Executive Vice       - Global Planning Operations   - Director of Toyota Financial
                    President             - Japan Sales Operations         Services Corporation
-------------------------------------------------------------------------------------------------------------
 Mitsuo Kinoshita   *Executive Vice       - Corporate Planning           - Director of Toyota Financial
                    President             - General Management             Services Corporation
                                            (General Administration &    - Corporate Auditor of Aichi
                                            Human Resources,               Steel Corporation
                                            Accounting, Information      - Director of Toyota Motor Sales,
                                            Systems)                       U.S.A., Inc.
                                          - Business Development         - Director of Toyota Motor
                                          - Government & Public Affairs    Engineering & Manufacturing
                                          - Housing                        North America, Inc.
                                          - General Administration &     - Director of Toyota Motor Europe
                                            Human Resources Group          NV/SA
                                            (Chief Officer)              o Director of New United Motor
                                          - Information System Group       Manufacturing, Inc.
                                            (Chief Officer)              - Director of Aioi Insurance Co.,
                                          - Global Audit Div.              Ltd.
                                          - Corporate Planning Div.
                                          - Research Div.
-------------------------------------------------------------------------------------------------------------
 Yoshimi Inaba      *Executive Vice       - Overseas (China)             - Vice Chairman of FAW Toyota
                    President             - Customer Service               Changchun Engine Co., Ltd.
                                          - China Operations Group       - Vice Chairman of FAW Toyota
                                            (Chief Officer)                Motor Sales Co., Ltd.
                                                                         - Chairman of Guangqi Toyota
                                                                           Engine Co., Ltd.
                                                                         - Vice Chairman of Guangzhou
                                                                           Toyota Motor Co., Ltd.
                                                                         - Vice Chairman of Sichuan FAW
                                                                           Toyota Motor Co., Ltd.
                                                                         - Vice Chairman of Tianjin FAW
                                                                           Toyota Motor Engine Co., Ltd.
                                                                         - Vice Chairman of Tianjin FAW
                                                                           Toyota Motor Co., Ltd.
                                                                         - Chairman of Toyota Motor
                                                                           (China), Investment Co., Ltd.
-------------------------------------------------------------------------------------------------------------
 Takeshi            *Executive Vice       - Production                   - Director of Toyota Motor
 Uchiyamada         President             - TQM                            Engineering & Manufacturing
                                          - Environmental Affairs          North America, Inc.
                                                                         - Chairman of Toyota Motor
                                                                           Technical Center (China)
                                                                         - Director of Toyota Motor Europe
                                                                           NV/SA
                                                                         - Director of JTEKT Corporation
-------------------------------------------------------------------------------------------------------------



-------------------------------------------------------------------------------------------------------------
       Name              Position         Main areas of responsibility         Other executive duties
-------------------------------------------------------------------------------------------------------------
 Masatami           *Executive Vice       - Quality
 Takimoto           President             - Research & Development
                                            (Power Train, Future
                                            Project)
                                          - Fuel Cell System
                                            Development
                                          - Power Train Development
                                            Group (Chief Officer)
                                          - Fuel Cell System
                                            Development Group (Chief
                                            Officer)
                                          - Future Project Div.
-------------------------------------------------------------------------------------------------------------
 Akio               *Executive Vice       - Product Management           o Director of New United Motor
 Toyoda             President             - IT & ITS                       Manufacturing, Inc.
                                          - Purchasing                   - Director of Toyota Financial
                                          - Quality                        Services Corporation
                                          - IT & ITS Group (Chief        - Chairman of Digital Media Asia
                                            Officer)                       Pacific Ltd.
                                          - e-TOYOTA Div.                - Chairman of Toyota FAW
                                                                           (Tianjin) Dies Co., Ltd.
                                                                         - Vice Chairman of Toyota Motor
                                                                           Technical Center (China)
                                                                         - Director of Toyota Motor
                                                                           Engineering & Manufacturing
                                                                           North America, Inc.
                                                                         - Corporate Auditor of SHIROKI
                                                                           Corporation
                                                                         - Director of Toyota Motor Europe
                                                                           NV/SA
                                                                         - Corporate Auditor of JTEKT
                                                                           Corporation
                                                                         - Corporate Auditor of TOYOTA
                                                                           BOSHOKU CORPORATION
-------------------------------------------------------------------------------------------------------------
 Tetsuo Hattori     Senior Managing       - Vehicle Engineering Group    - Director of Fine Sinter Co.,
                    Director                (Chief Officer)                Ltd.
                                          - CSR & Environmental          - Director of Hamamatsu Photonics
                                            Affairs Div.                   K.K.
-------------------------------------------------------------------------------------------------------------
 Yukitoshi Funo     Senior Managing       - Chairman of Toyota Motor     - Vice President of Calty Design
                    Director                North America, Inc.            Research Inc.
                                          - Chairman of Toyota Motor     - Director of Toyota Motor
                                            Sales, U.S.A., Inc.            Engineering & Manufacturing
                                                                           North America, Inc.
                                                                         - Director of Toyota Motor Credit
                                                                           Corporation
                                                                         - President of Toyota Logistics
                                                                           Services, Inc.
                                                                         - President of Toyota Personal
                                                                           Services U.S.A., Inc.
-------------------------------------------------------------------------------------------------------------
 Takeshi Suzuki     Senior Managing       - Business Development Group   - Director of Toyota Financial
                    Director               (Chief Officer)                 Services Corporation
                                          - Accounting Group (Chief      - Corporate Auditor of Toyota
                                           Officer)                        Motor Kyushu, Inc.
                                                                         - Corporate Auditor of Hamamatsu
                                                                           Photonics K.K.
                                                                         - Director of Toyota Motor Credit
                                                                           Corporation
-------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------
       Name              Position          Main areas of responsibility        Other executive duties
----------------------------------------------------------------------------------------------------------------
 Atsushi Niimi      Senior Managing       - Strategic Production              - Chairman of Toyota Motor
                    Director                Planning Group (Chief               Engineering & Manufacturing
                                            Officer)                            North America, Inc.
                                          - Manufacturing Group (Chief        - Director  of Toyota Motor
                                            Officer)                            Manufacturing Canada Inc.
                                          - TQM Promotion Div.                - Corporate Auditor of Chuo
                                                                                Spring Co., Ltd.
-----------------------------------------------------------------------------------------------------------------
 Hajime Wakayama    Senior Managing       - Purchasing Group (Chief           - Corporate Auditor of KYOWA
                    Director                Officer)                            LEATHER CLOTH CO., LTD.
-----------------------------------------------------------------------------------------------------------------
 Hiroshi Takada     Senior Managing       - Global Planning Operations
                    Director                Group (Chief Officer)
                                          - Product Management Div.
-----------------------------------------------------------------------------------------------------------------
 Teiji Tachibana    Senior Managing       - Government & Public Affairs       - President and Representative
                    Director                Group (Chief Officer)               Director of Toyota Housing
                                          - Housing Group (Chief                Corporation
                                            Officer)                          - Director of Misawa Homes
                                          - Legal Div.                          Holdings, Inc.
-----------------------------------------------------------------------------------------------------------------
 Shinichi Sasaki    Senior Managing       - Quality Group (Chief Officer)
                    Director
-----------------------------------------------------------------------------------------------------------------
 Akira Okabe        Senior Managing       - Asia, Oceania & Middle East       - Director of Toyota Motor
                    Director                Operations Group (Chief             Corporation Australia Ltd.
                                            Officer)                          - Chairman of Toyota Motor
                                                                                Asia Pacific Pte Ltd.
-----------------------------------------------------------------------------------------------------------------
 Yoshio Shirai      Senior Managing       - Product Development Group         - Corporate Auditor of Toyota
                    Director                (Chief Officer)                     Motor Kyushu, Inc.
                                          - R&D Management Div.
                                          - TOYOTA Development Center 2
                                            (General Manager)
-----------------------------------------------------------------------------------------------------------------
 Yoichiro           Senior Managing       - Japan Sales Operations
 Ichimaru           Director                Group (Chief Officer)
                                          - Customer Service Operations
                                            Group (Chief Officer)
-----------------------------------------------------------------------------------------------------------------
 Shoji Ikawa        Senior Managing       - Production Engineering
                    Director                Group (Chief Officer)
-----------------------------------------------------------------------------------------------------------------
 Shoichiro Toyoda   Honorary Chairman                                         - Director of DENSO CORPORATION
                                                                              - Corporate Auditor of AISIN
                                                                                SEIKI., LTD.
                                                                              - Director of Toyota Motor
                                                                                Sales, U.S.A., Inc.
                                                                              - Representative Director of
                                                                                Toyota Central R&D Labs., Inc.
                                                                              - Representative Director of
                                                                                Genesis Research Institute,
                                                                                Incorporated
                                                                              - Chairman and Representative
                                                                                Director of Towa Real Estate
                                                                                Co., Ltd.
                                                                              - Director of Nagoya Railroad
                                                                                Co., Ltd.
                                                                              - Director of Toyota Motor
                                                                                Europe NV/SA
                                                                              - Director of Toyota Motor North
                                                                                America, Inc.
-----------------------------------------------------------------------------------------------------------------




-------------------------------------------------------------------------------------------------------------
       Name              Position          Main areas of responsibility        Other executive duties
-------------------------------------------------------------------------------------------------------------
 Hiroshi Okuda      Senior Advisor                                        - Director of Toyota Motor
                                                                            Sales, U.S.A., Inc.
                                                                          - Director of KDDI CORPORATION
                                                                          - Director of Toyota Motor
                                                                            Europe NV/SA
                                                                          - Director of Toyota Motor North
                                                                            America, Inc.
                                                                          - Corporate Auditor of Toyota
                                                                            Industries Corporation
-------------------------------------------------------------------------------------------------------------
 Hideaki Miyahara   Full-time Corporate
                    Auditor
-------------------------------------------------------------------------------------------------------------
 Chiaki Yamaguchi   Full-time Corporate                                   - Corporate Auditor of Toyota
                    Auditor                                                 Financial Services Corporation
-------------------------------------------------------------------------------------------------------------
 Masaki             Full-time Corporate
 Nakatsugawa        Auditor
-------------------------------------------------------------------------------------------------------------
 Yasutaka Okamura   Corporate Auditor                                     - Attorney
                                                                          - Outside Corporate Auditor of
                                                                            Mitsui & Co., Ltd.
-------------------------------------------------------------------------------------------------------------
 Yoichi Kaya        Corporate Auditor                                     - Assistant Director of Research
                                                                            Institute of Innovative
                                                                            Technology for the Earth
                                                                          - Outside Corporate Auditor of
                                                                            Nippon Steel Corporation
-------------------------------------------------------------------------------------------------------------
 Yoichi Morishita   Corporate Auditor                                     - Executive Advisor of
                                                                            Matsushita Electric Industrial
                                                                            Co., Ltd.
                                                                          - Outside Corporate Auditor of
                                                                            Kansai Electric Power Co., Inc.
-------------------------------------------------------------------------------------------------------------
 Akishige Okada     Corporate Auditor                                     - Corporation Advisor of
                                                                            Sumitomo Mitsui Banking
                                                                            Corporation
                                                                          - Outside Director of Sony
                                                                            Corporation
                                                                          - Outside Director of Mitsui &
                                                                            Co., Ltd.
                                                                          - Outside Corporate Auditor of
                                                                            Mitsui Fudosan Co., Ltd.
                                                                          - Outside Director of DAICEL CHEMICAL
                                                                            INDUSTRIES, LTD.
-------------------------------------------------------------------------------------------------------------

Notes:
1. * Representative Director

2. Mr. Yasutaka Okamura, Mr. Yoichi Kaya, Mr. Yoichi Morishita, and Mr. Akishige Okada satisfy the qualifications of Outside Corporate Auditors as provided in Article 2, Item 16 of the "Corporation Act."

3. Mr. Shin Kanada resigned on August 31, 2006.

4. The company marked with 'o' operates in the same business category as Toyota.

5. The "other executive duties" are listed chronologically, in principal, based on the dates the executives assumed their present positions.

6. On April 1, 2006, Toyota Technical Center U.S.A., Inc. merged with Toyota Motor North America, Inc. Upon the merger, the newly formed company officially adopted the name Toyota Motor North America, Inc.

7. On April 1, 2006, Toyota Motor Manufacturing North America Inc. changed its name to Toyota Motor Engineering & Manufacturing North America Inc.

(2) Compensation to Directors and Corporate Auditors


-------------------------------------------------------------------------------
        Category                     Number of persons          Compensation
                                                                (million yen)
-------------------------------------------------------------------------------
       Directors                                  25                 3,022
-------------------------------------------------------------------------------
   Corporate Auditors
(incl. Outside Corporate                           7                   329
       Auditors)                                  (4)                  (94)
-------------------------------------------------------------------------------
         Total                                    32                 3,352
-------------------------------------------------------------------------------


 Notes:

 1. The numbers of persons are as of the end of the fiscal year.

 2. The compensation includes the following amounts:

     (1) Executive bonuses (to be decided by the resolution of the FY2007 Ordinary General Shareholders' Meeting to be held on June 22,
         2007)
     (2) Stock option (decided by the resolution of the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006)
     (3) Bonus paid to retiring Directors (decided by the resolution of the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006; to be decided by the resolution of the FY2007 Ordinary General Shareholders' Meeting to be held on June 22, 2007)

 3. The Executive bonus and bonus paid to retiring Directors for FY2006 were as follows:
     (1) Executive bonus (decided by the resolution of the FY2006 Ordinary General Shareholders' Meeting held on June 23, 2006)

                                                                727 million yen

     (2) Bonus paid to retiring Directors (decided by the resolution of the FY2006 Ordinary General Shareholders' Meeting held on June
         23, 2006)
                                                                 71 million yen

(3) Status of Outside Corporate Auditors

     1) Major activities for FY2007

-----------------------------------------------------------------------------------------------------
          Name                             Attendance (total attended/total held)
-----------------------------------------------------------------------------------------------------
    Yasutaka Okamura        Directors' meetings 16/16         Corporate Auditors' meetings 17/17
-----------------------------------------------------------------------------------------------------
      Yoichi Kaya           Directors' meetings 12/16         Corporate Auditors' meetings 15/17
-----------------------------------------------------------------------------------------------------
    Yoichi Morishita        Directors' meetings 12/13         Corporate Auditors' meetings 13/13
-----------------------------------------------------------------------------------------------------
     Akishige Okada         Directors' meetings 12/13         Corporate Auditors' meetings 12/13
-----------------------------------------------------------------------------------------------------

   Note: The total numbers of meetings held vary in accordance with the dates of assumption of office.

   Each Outside Corporate Auditor contributed appropriate opinions based on his experience and insight.

     2)  Outline of liability limitation agreements
         Agreements between the Outside Corporate Auditors and Toyota to limit liability as stipulated in Article 423, Paragraph 1 of the Corporation Act, with the liability limited to the amount stipulated in Article 425, Paragraph 1 of the Corporation Act.

5. Status of Accounting Auditor

(1) Name of temporary Accounting Auditor

     PricewaterhouseCoopers Aarata (appointed on August 4, 2006)
     Note: ChuoAoyama PricewaterhouseCoopers (currently Misuzu Audit
           Corporation), Toyota's former Accounting Auditor, was suspended by the FSA from performing part of its business for two months, from July 1, 2006 to August 31, 2006, and accordingly lost its qualification to work for Toyota as an accounting auditor. As a result, Toyota elected PricewaterhouseCoopers Aarata as a temporary Accounting Auditor for Toyota at the meeting of the Board of Corporate Auditors held on August 4, 2006.

(2) Compensation to Accounting Auditor for FY2007

     1) Total compensation and other amounts paid by Toyota for the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan
                                                              1,906 million yen
          including the amount paid to PricewaterhouseCoopers
          Aarata                                              1,858 million yen

     2) Total amount of cash and other property benefits paid by Toyota and Toyota's subsidiaries
                                                              2,557 million yen
          including the amount paid to PricewaterhouseCoopers
          Aarata                                              2,495 million yen

         Notes:

         1. The amount in 1) above includes compensation for audits performed in compliance with the Securities and Exchange Law, and so on.

         2. The amount in 2) above includes compensation for advice and consulting concerning information disclosure that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountant Law of Japan.

         3. Kanto Auto Works, Ltd. and main overseas subsidiaries are audited by certified public accountants or audit firms other than PricewaterhouseCoopers Aarata.

(3) Policy regarding decisions on the dismissal or non-reappointment of the Accounting Auditor

    It is a policy of Toyota that, if it is deemed that the Accounting Auditor will have difficulty in conducting an audit appropriately because of the occurrence of an event stipulated in laws or regulations or an event that interferes with the eligibility or independence of the Accounting Auditor, Toyota shall determine whether to dismiss or refrain from reappointing the Accounting Auditor, as needed.

6. Basic Policy Regarding the System to Secure the Appropriateness of Business

Toyota, together with its subsidiaries, has created and maintained a sound corporate climate based on the "Guiding Principles at Toyota" and the "Toyota Code of Conduct." Toyota integrates the principles of problem identification and continuous improvement into its business operation process and makes continuous efforts to train employees who will put these principles into practice.

Accordingly, Toyota has developed the following systems as stipulated in the Corporation Act:

(1) System to ensure that the Directors execute their responsibilities in compliance with relevant laws and regulations and the Articles of Incorporation

     1) Toyota will ensure that Directors act in compliance with relevant laws and regulations and the Articles of Incorporation, based on the Code of Ethics and other explanatory documents that include necessary legal information, presented on occasions such as trainings for new Directors.

     2) Toyota will make decisions regarding business operations after comprehensive discussions at the Board meetings and other meetings of various cross-sectional decision-making bodies. Matters to be decided are properly submitted and discussed at the meetings of those decision-making bodies in accordance with the relevant rules.

     3) Toyota will appropriately discuss significant matters and measures relating to issues such as corporate ethics, compliance, and risk management at the Corporate Ethics Committee and other meetings. Toyota will also discuss and decide at the meetings of various cross-sectional decision-making bodies policies and systems to monitor and respond to risks relating to organizational function.

(2) System to retain and manage information relating to performance of duties by Directors

    Information relating to exercising duties by Directors shall be appropriately retained and managed by each division in charge pursuant to the relevant internal rules and laws and regulations.

(3) Rules and systems related to the management of risk of loss

     1) Toyota will properly manage the capital fund through its budgeting system and other forms of control, conduct business operations, and manage the budget, based on the authorities and responsibilities in accordance with the "Ringi" system (effective consensus-building and approval system). Significant matters will be properly submitted and discussed at the Board meetings and other meetings of various bodies in accordance with the standards stipulated in the relevant rules.

     2) Toyota will ensure accurate financial reporting by issuing documentation on the financial flow and the control system etc., and by properly and promptly disclosing information through the Disclosure Committee.

     3) Toyota will manage various risks relating to safety, quality, the environment and compliance by establishing rules or preparing and delivering manuals, as necessary, in each relevant division.

     4) As a precaution against events such as natural disasters, Toyota will prepare manuals, conduct emergency drills, arrange risk diversification and insurance as needed.

(4) System to ensure that Directors exercise their duties efficiently

     1) Toyota will manage consistant policies by specifying the policies at each level of the organization based on the medium- to long-term management policies and the Company's policies for each fiscal term.

     2) The Chief Officer, as a liaising officer between the management and operational functions, will direct and supervise Managing Officers based on the management policies and delegate the executive authority over each division to the Managing Officers so that flexible and timely decision making can be achieved.

     3) Toyota from time to time will make opportunities to listen to the opinions of various stakeholders, including external experts, and reflect those opinions in Toyota's management and corporate activities.

(5) System to ensure that employees conduct business in compliance with relevant laws and regulations and the Articles of Incorporation

     1) Toyota will clarify the responsibilities of each organization unit and maintain a basis to ensure continuous improvements in the system.

     2) Toyota will continuously review the legal compliance and risk management framework to ensure effectiveness. For this purpose, each organization unit shall confirm the effectiveness by conducting self-checks among others, and report the result to the Corporate Ethics Committee.

     3) Toyota will promptly obtain information regarding legal compliance and corporate ethics and respond to problems and questions related to compliance through its corporate ethics inquiry office and other channels.

(6) System to ensure the appropriateness of business operations of the corporation and the business group consisting of the parent company and subsidiaries

     1) Toyota will expand the guiding principles and the code of conduct to its subsidiaries as TMC's common charter of conduct, and develop and maintain a sound environment of internal controls for TMC. Toyota will also promote the guiding principles and the code of conduct through personal exchange.

     2) Toyota will manage its subsidiaries in a comprehensive manner by clarifying the roles of the division responsible for the subsidiaries' financing and management and the roles of the division responsible for the subsidiaries' business activities. Those divisions will confirm the appropriateness and legality of the operations of the subsidiaries by exchanging information with those subsidiaries, periodically and as needed.

(7)  System concerning employees who assist the Corporate Auditors when required

     Toyota will establish a Corporate Auditors Department and assign a number of full-time staff to support this function.

(8) Independence of the employees described in the preceding item (7) from Directors

     Any changes in personnel in the Corporate Auditors Department will require prior consent of the Board of Corporate Auditors or a full-time Corporate Auditor selected by the Board of Corporate Auditors.

(9) System for Directors and employees to report to Corporate Auditors, and other relative systems

     1) Directors, from time to time, will properly report to the Corporate Auditors any major business operations through the divisions in charge. If any fact that may cause significant damage to the Company is discovered, they will report the matter to the Corporate Auditors immediately.

     2) Directors, Managing Officers, and employees will report to Corporate Auditors on the business upon requests by the Corporate Auditors, periodically and as needed.

(10) Other systems to ensure that the Corporate Auditors conducted audits effectively

     Toyota will ensure that the Corporate Auditors attend major Board meetings, inspect important Company documents, and make opportunities to exchange information between the Corporate Auditors and Accounting Auditor periodically and as needed, as well as appoint external experts.



                                                  UNCONSOLIDATED BALANCE SHEET

                                                                   (Million yen; amounts less than one million yen are omitted)
-------------------------------------------------------------------------------------------------------------------------------
                                                    FY2007                                                         FY2007
                                                    (As of                                                         (As of
                                               March 31, 2007)                                                 March 31, 2007)
-------------------------------------------------------------------------------------------------------------------------------
                   Assets                                                        Liabilities
-------------------------------------------------------------------------------------------------------------------------------
Current assets                                        4,116,670   Current liabilities                                 2,730,572
-------------------------------------------------------------------------------------------------------------------------------
  Cash and deposits                                     182,855     Trade notes payable                                   1,227
  Trade accounts receivable                           1,254,098     Trade accounts payable                            1,035,441
  Marketable securities                               1,011,348     Current portion of bonds                            150,000
  Finished goods                                        126,793     Other payables                                      467,229
  Raw materials                                          46,001     Income taxes payable                                283,960
  Work in process                                        97,592     Accrued expenses                                    549,152
  Supplies                                                8,113     Deposits received                                   224,038
  Short-term loans                                      541,452     Others                                               19,523
                                                                  -------------------------------------------------------------
  Deferred income taxes                                 292,732   Long-term liabilities                                 779,993
                                                                  -------------------------------------------------------------
  Others                                                568,682     Bonds                                               350,000
   Less: Allowance for doubtful accounts               (13,000)     Allowance for retirement benefits                   283,032
---------------------------------------------------------------
Fixed assets                                          6,544,498     Deferred income taxes                               103,593
---------------------------------------------------------------
 Property, plant and equipment                        1,358,160     Others                                               43,367
-------------------------------------------------------------------------------------------------------------------------------
  Buildings                                             414,044               Total liabilities                       3,510,565
                                                                  -------------------------------------------------------------
  Structures                                             41,316                  Net assets
                                                                  -------------------------------------------------------------
  Machinery and equipment                               331,032   Shareholders' equity                                6,593,724
                                                                  -------------------------------------------------------------
  Vehicle and delivery equipment                         21,092    Common stock                                         397,049
                                                                  -------------------------------------------------------------
  Tools, furniture and fixtures                          92,957    Capital surplus                                      417,378
                                                                  -------------------------------------------------------------
  Land                                                  385,450     Capital reserve                                     416,970
  Construction in progress                               72,266     Other capital surplus                                   407
-------------------------------------------------------------------------------------------------------------------------------
 Investments and other assets                         5,186,338    Retained earnings                                  7,335,143
-------------------------------------------------------------------------------------------------------------------------------
  Investments in securities                           2,595,932     Legal reserve                                        99,454
  Investments in subsidiaries and                     1,974,239     Other retained earnings                           7,235,689
    affiliates                                                      Reserve for losses on overseas                          117
  Long-term loans                                       473,766       investments
  Others                                                164,099      Reserve for special depreciation                     3,228
  Less: Allowance for doubtful accounts                 (21,700)     Reserve for reduction of acquisition                7,554
                                                                      cost of fixed assets
                                                                      General reserve                                 5,740,926
                                                                      Retained earnings carried forward               1,483,862
                                                                   ------------------------------------------------------------
                                                                   Less: Treasury stock                             (1,555,847)
                                                                   ------------------------------------------------------------
                                                                   Valuation and translation
                                                                         adjustments                                    555,708
                                                                   ------------------------------------------------------------
                                                                     Net unrealized gains on other
                                                                         securities                                     554,947
                                                                     Deferred hedge gains or losses                         760
                                                                   ------------------------------------------------------------
                                                                   Stock acquisition rights                               1,171
                                                                   ------------------------------------------------------------
                                                                              Total net assets                        7,150,603
-------------------------------------------------------------------------------------------------------------------------------
                Total assets                         10,661,169       Total liabilities and net assets               10,661,169
-------------------------------------------------------------------------------------------------------------------------------




                                               UNCONSOLIDATED STATEMENT OF INCOME

                               (Million yen; amounts less than one million yen are omitted)
-------------------------------------------------------------------------------------------

                                                                     FY2007
                                                     (April 1, 2006 through March 31, 2007)
-------------------------------------------------------------------------------------------
Net sales                                                                  11,571,834

Cost of sales                                                               9,233,135
     Gross profit                                                           2,338,698
Selling, general and administrative expenses                                1,187,776
     Operating income                                                       1,150,921

Non-operating income                                                          473,937
     Interest income                                                           34,045
     Dividend income                                                          311,830
     Others                                                                   128,061
Non-operating expenses                                                         69,665
     Interest expenses                                                         11,159
     Others                                                                    58,505
     Ordinary income                                                        1,555,193

     Income before income taxes                                             1,555,193
     Income taxes - current                                                   474,600
     Income taxes - deferred                                                   20,483
     Net income                                                             1,060,109




                                          UNCONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

                                             FY2007 (April 1, 2006 through March 31, 2007)

                                                                     (Million yen; amounts less than one million yen are omitted)
                        ---------------------------------------------------------------------------------------------------------
                                                                  Shareholders' equity
                        ---------------------------------------------------------------------------------------------------------
                                        Capital surplus                               Retained earnings
                                 ------------------------------------------------------------------------------------------------
                                                                                   Other retained earnings
                                                                    ----------------------------------------------------
                                                                                         Reserve for
                        Common            Other     Total             Reserve    Reserve  reduction            Retained    Total
                         Stock   Capital capital   capital   Legal      for       for       of                 earnings  retained
                                 Reserve surplus   surplus  Reserve  losses on  Special acquisition  General    carried  earnings
                                                                     Overseas     depre-   cost of    reserve   forward
                                                                    Investments  ciation fixed assets
---------------------------------------------------------------------------------------------------------------------------------
Balance as of            397,049  416,970      -    416,970   99,454        197     3,196      6,586 5,340,926 1,164,506 6,614,868
March 31, 2006
---------------------------------------------------------------------------------------------------------------------------------
Changes during the
fiscal year
---------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for losses on
overseas investments                                                        (79)                                      79
---------------------------------------------------------------------------------------------------------------------------------
Appropriation to
reserve for special
depreciation                                                                          830                           (830)
---------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for special
depreciation                                                                         (798)                           798
---------------------------------------------------------------------------------------------------------------------------------
Appropriation to
reserve for reduction
of acquisition cost                                                                              992                (992)
of fixed assets
---------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for reduction of
acquisition cost of
fixed assets                                                                                    (24)                  24
---------------------------------------------------------------------------------------------------------------------------------
Appropriation to                                                                                       400,000 (400,000)
general reserve
---------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                                                                 (339,107) (339,107)
---------------------------------------------------------------------------------------------------------------------------------
Bonuses to directors                                                                                               (727)     (727)
and corporate auditors
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                                                                     1,060,109 1,060,109
---------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury
stock
---------------------------------------------------------------------------------------------------------------------------------
Disposal of treasury                           407      407
stock
---------------------------------------------------------------------------------------------------------------------------------
Net changes of items
other than
shareholders' equity
---------------------------------------------------------------------------------------------------------------------------------
Total changes during           -        -      407      407        -        (79)       31        967   400,000   319,355   720,275
the fiscal year
---------------------------------------------------------------------------------------------------------------------------------
Balance as of            397,049  416,970      407  417,378   99,454        117     3,228      7,554 5,740,926 1,483,862 7,335,143
March 31, 2007
---------------------------------------------------------------------------------------------------------------------------------



---------------------------------------------------------------------------------------------------------------------------------
                           Shareholders' equity          Valuation and translation adjustments
                           ------------------------------------------------------------------------
                         Treasury        Total       Net unrealized     Deferred    Total valuation     Stock           Total
                           stock     shareholders'      gains on      hedge gains   and translation   acquisition     net assets
                                         equity     other securities   or losses      adjustments       rights
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of            (1,260,148)      6,168,740       518,155          -               518,155           -          6,686,895
March 31, 2006
-----------------------------------------------------------------------------------------------------------------------------------
Changes during the
fiscal year
-----------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for losses on
overseas investments
-----------------------------------------------------------------------------------------------------------------------------------
Appropriation to
reserve for special
depreciation
-----------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for special
depreciation
-----------------------------------------------------------------------------------------------------------------------------------
Appropriation to
reserve for reduction
of acquisition cost
of fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
Reversal of reserve
for reduction of
acquisition cost of
fixed assets
-----------------------------------------------------------------------------------------------------------------------------------
Appropriation to
general reserve
-----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                             (339,107)                                                                      (339,107)
-----------------------------------------------------------------------------------------------------------------------------------
Bonuses to directors                           (727)                                                                          (727)
and corporate auditors
-----------------------------------------------------------------------------------------------------------------------------------
Net income                                1,060,109                                                                      1,060,109
-----------------------------------------------------------------------------------------------------------------------------------
Purchase of treasury       (300,233)      (300,233)                                                                      (300,233)
stock
-----------------------------------------------------------------------------------------------------------------------------------
Disposal of treasury           4,534          4,942                                                                          4,942
stock
-----------------------------------------------------------------------------------------------------------------------------------
Net changes of items
other than
shareholders' equity                                          36,792            760          37,552           1,171         38,724
-----------------------------------------------------------------------------------------------------------------------------------
Total changes during       (295,698)        424,984           36,792            760          37,552           1,171        463,708
the fiscal year
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of            (1,555,847)      6,593,724          554,947            760         555,708           1,171      7,150,603
March 31, 2007
-----------------------------------------------------------------------------------------------------------------------------------


                  NOTES TO UNCONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million are, in principle, rounded down to the nearest million.

   [Significant accounting policies]

      1. Standards and methods of valuation of assets

         (1) Standards and methods of valuation of securities

         Stocks of subsidiaries and affiliates are stated at cost determined using the moving average-method.
         Other securities:
         Other securities with fair value are stated at fair value based on the market prices, etc. at the end of each fiscal year.
         (Differences in valuation are included directly in net assets; costs of securities are calculated using the moving-average method.)
         Other securities not practicable to estimate their fair value are stated at cost determined using the moving average method.

         (2) Standards and methods of valuation of inventories

         Finished goods, work in progress, and supplies are, in principal, stated at cost, as determined by the periodic average method.
         Raw materials are stated at the lower of cost or market value, as determined by last-in first-out method.

      2. Depreciation of property, plant and equipment is computed by the declining balance method.

      3. Standard of accounting for reserves

         (1) Allowance for doubtful accounts:

         To prepare for losses from bad debt, allowance for doubtful accounts is provided in an amount which is determined by considering the historical loss experience and the collectibility of receivables.

         (2) Allowance for retirement benefits:

         Principally to provide for the retirement benefits for employees, including those already retired, allowance for retirement benefits is stated based on estimated retirement benefit obligations and estimated pension assets at the end of the year and an amount incurred is changed to income.

      4. Other significant matters pertaining to the preparation of unconsolidated financial statements

         Consumption taxes are computed based on the net-of-tax method.

   [Changes in accounting method]

    Accounting standard for presentation of net assets in the unconsolidated balance sheet

         Effective from FY2007, the "Accounting Standards for Presentation of Net Assets on the Balance Sheet" (ASBJ Statement No. 5, December 9,
         2005) and the "Application Guidelines for Accounting Standards for the Presentation of Net Assets on the Balance Sheet" (ASBJ Guidance No. 8, December 9, 2005) are applied.

         The amount corresponding to the previous "Shareholders' Equity" is 7,148,672 million yen.



   [Unconsolidated balance sheet]

     1. Assets pledged as collateral and relevant liabilities



 --------------------------------------------------------------------------------------------------------------------------------
                Assets pledged as collateral                                       Relevant liabilities
 --------------------------------------------------------------------------------------------------------------------------------
                                  Book value as of the end                                             Balance as of the end
               Items                of the fiscal year                        Items                     of the fiscal year
                                       (million yen)                                                        (million yen)
 --------------------------------------------------------------------------------------------------------------------------------
    Investment in securities                  11,335        Security deposit for deferred tax                       11,500
                                                            payment for imported cargo
                                                            Security deposit based on the Building
    Investment in securities                      19        Lots and Buildings Transaction Business                     20
                                                            Law
 ----------------------------------------------------------------------------------------------------------------------------
              Total                           11,355                         Total                              11,520
 ----------------------------------------------------------------------------------------------------------------------------

     2. Accumulated depreciation for property, plant and equipment:                      3,449,170 million yen

     3. Guarantees
        Guarantees for bank loans of Toyota Motor Manufacturing Turkey Inc.                 30,177 million yen

        Guarantees for bank loans of Toyota Peugeot Citroen Automobile Czech, s.r.o.        33,720 million yen

     4. Export bill discounted                                                               5,850 million yen

     5. Receivables from and payables to subsidiaries and affiliates
          Short-term receivables                                                         1,646,174 million yen
          Long-term receivables                                                            378,157 million yen
          Short-term payables                                                            1,099,349 million yen

     6. The retirement benefit trust is established to appropriate the retirement benefits of the corporate pension plan. No portion of the trust offsets the severance indemnity plan.


   [Unconsolidated statement of Income]
     Transactions with subsidiaries and affiliates
          Net sales                                                                         7,964,003 million yen
          Purchases                                                                         5,152,857 million yen
          Non-operating transactions                                                          493,702 million yen

   [Unconsolidated statement of changes in net assets]
     1. Type and number of treasury stock at the end of FY2007
          Common stock                                                                         412,060,800 shares
     2. Dividends from surplus
       (1) Cash dividends


 --------------------------------------------------------------------------------------------------------------------------------
                                                                           Dividends
         Resolutions           Type of shares     Total cash dividends     per share        Record date        Effective date
 --------------------------------------------------------------------------------------------------------------------------------
 Ordinary General
 Shareholders' Meeting held     Common stock      178,296 million yen       55 yen        March 31, 2006       June 26, 2006
 on June 23, 2006
 --------------------------------------------------------------------------------------------------------------------------------
 Directors' Meeting held on     Common stock      160,810 million yen       50 yen      September 30, 2006   November 27, 2006
 November 7, 2006
 --------------------------------------------------------------------------------------------------------------------------------

       (2) Dividends whose record date falls in FY2007 and whose effective date falls in FY2008

           Dividends on common stock are proposed for resolution at the General Shareholders' Meeting to be held on June 22, 2007, as follows:

               Total cash dividends                          223,855 million yen
               Dividend per share                                         70 yen
               Record date                                        March 31, 2007
               Effective date                                      June 25, 2007
           The dividends shall be paid from retained earnings.

     3.Types and numbers of shares to be issued or transferred upon the exercise of stock acquisition rights (excluding those whose exercise date has not arrived) at the end of FY2007
          Common stock                                          2,483,800 shares



   [Tax effect accounting]
     Significant factors of deferred tax assets are unrealized loss on securities, accrued expenses, and allowance for retirement benefits. Valuation allowance is deducted. The significant factor of deferred tax liabilities is unrealized gains on securities.

   [Fixed assets used under lease agreements]
     In addition to fixed assets on the unconsolidated balance sheet, a part of tools, furniture, and fixtures is used under finance lease agreements with the title of lease assets remaining with the lessor.



   Related-party transactions:
 ---------------------------------------------------------------------------------------------------------------------------------
                                                                                    Transaction                   Balance as of
                                  Voting        Description of                        amount                      the end of the
  Category          Name         Interests       Relationship       Transaction     (million    Account title       fiscal year
                                                                                      yen)                          (million yen)
 ---------------------------------------------------------------------------------------------------------------------------------
               Toyota Motor      Equity        Sales of Toyota      Mainly                       Trade                   302,613
  Subsidiary   Sales, U.S.A.,    Indirect      products             automobile        3,287,374  accounts                (Note.3)
               Inc.              100.00%       Concurrent posting   sales             (Note.3)   receivable
                                               of directors         (Note.1)
 ---------------------------------------------------------------------------------------------------------------------------------
               Toyota Motor      Equity        Sales of Toyota      Mainly                       Trade                   116,221
  Subsidiary   Europe S.A/N.V.   Direct        products             automobile        1,125,136  accounts               (Note.3)
                                 100.00%       Concurrent posting   sales             (Note.3)   receivable
                                               of directors         (Note.1)
 ---------------------------------------------------------------------------------------------------------------------------------
                                 Equity        Purchase of DENSO    Mainly
               DENSO             Direct        CORPORATION          purchase of                  Trade
  Affiliate    CORPORATION       24.76%        products             automobile          893,697  accounts                120,734
                                 Indirect      Concurrent posting   parts              (Note.3)  payable                (Note.3)
                                 0.17%         of directors         (Note.1)
 ---------------------------------------------------------------------------------------------------------------------------------
                                  Equity
  Subsidiary   Toyota Finance    Indirect      Loans from Toyota    Loans               272,242  Loans                   254,700
               Corporation       100.00%                            (Note.2)           (Note.2)
 ---------------------------------------------------------------------------------------------------------------------------------
               Toyota
               Financial         Equity        Loans from Toyota    Loans
  Subsidiary   Services          Direct        Concurrent posting   (Note.2)              4,200  Loans                   113,000
               Corporation       100.00%       of directors
 ---------------------------------------------------------------------------------------------------------------------------------




Note. 1. Terms of transactions, including price terms, are decided through negotiations with each company.
Note. 2. Loans are decided based on the market interest rate at the time the loan is extended. The transaction amount for Toyota Finance Corporation is the mid-term average balance.
Note. 3. The transaction amount and trade accounts receivable do not include consumption taxes. Trade accounts payable includes consumption taxes.

   [Per share information]   (Amounts less than the hundredth digit are rounded)
     Net assets per share                                           2,235.64 yen
     Net income per share                                             330.20 yen

                  Independent Auditor's Report (Certified Copy)
                              (English Translation)

                                                                    May 2, 2007

  To the Board of Directors
  Toyota Motor Corporation

                                                 PricewaterhouseCoopers Aarata

                                                  Kouji Hatsukawa, CPA
                                                  Engagement Partner
                                                  Yasuo Isobe, CPA
                                                  Engagement Partner
                                                  Akihiko Nakamura, CPA
                                                  Engagement Partner
                                                  Hitoshi Kiuchi, CPA
                                                  Engagement Partner


  We have audited, pursuant to Article 436, Paragraph 2, Item 1 of the Corporation Act of Japan, the unconsolidated financial statements, which consist of the unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets and notes to unconsolidated financial statements, and supplementary schedules of Toyota Motor Corporation (hereinafter referred to as the "Company") for the 103rd fiscal year from April 1, 2006 to March 31, 2007. These unconsolidated financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an independent opinion on these unconsolidated financial statements and supplementary schedules based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance as to whether the unconsolidated financial statements and supplementary schedules are free of material misstatements. An audit is conducted, on a test basis, and includes assessments of the accounting principles used, their application and significant estimates made by management, as well as an evaluation of the overall presentation of the unconsolidated financial statements and supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

  It is our opinion that the above unconsolidated financial statements and supplementary schedules are in accordance with corporate accounting standards generally accepted in Japan and present fairly the unconsolidated financial position and results of operation of the Company during the period of the unconsolidated financial statements and supplementary schedules in every significant aspect.

  We have no interests in or relationships with the Company that we are required to disclose pursuant to the provision of the Certified Public Accountant Law of Japan.



                                                        CONSOLIDATED BALANCE SHEET
                                                                                  (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                    FY2007                                                         FY2007
                                                    (As of                                                         (As of
                                               March 31, 2007)                                                 March 31, 2007)
----------------------------------------------------------------------------------------------------------------------------------
                   Assets                                                        Liabilities
----------------------------------------------------------------------------------------------------------------------------------
Current assets                                       11,784,123   Current liabilities                                11,767,170
----------------------------------------------------------------------------------------------------------------------------------
  Cash and cash equivalents                           1,900,379     Short-term borrowings                             3,497,391
  Time deposits                                          26,709     Current portion of long-term debt                 2,368,116
  Marketable securities                                 435,463     Accounts payable                                  2,211,586
  Trade accounts and notes receivable,                2,023,818     Other payables                                      807,481
   less allowance for doubtful accounts                             Accrued expenses                                  1,668,337
  Finance receivables, net                            4,036,363     Income taxes payable                                421,196
  Other receivables                                     486,170     Other current liabilities                           793,063
  Inventories                                         1,803,956   ----------------------------------------------------------------
  Deferred income taxes                                 551,503   Long-term liabilities                               8,343,273
  Prepaid expenses and other current assets             519,762   ----------------------------------------------------------------
---------------------------------------------------------------     Long-term debt                                    6,263,585
Noncurrent finance                                    5,694,733     Accrued pension and severance costs                640,586
   receivables, net                                                 Deferred income taxes                             1,312,400
                                                                    Other long-term liabilities                         126,702
----------------------------------------------------------------------------------------------------------------------------------
Investments and other assets                          7,035,404               Total liabilities                      20,110,443
----------------------------------------------------------------------------------------------------------------------------------
   Marketable securities and other                    3,829,852       Minority interest in consolidated                 628,244
    securities investments                                                      subsidiaries
   Affiliated companies                               2,058,177   ----------------------------------------------------------------
   Employees receivables                                 96,742             Shareholders' equity
   Other                                              1,050,633   ----------------------------------------------------------------
---------------------------------------------------------------   Common stock                                          397,050
Property, plant and equipment                         8,060,519   Additional paid-in capital                            497,593
---------------------------------------------------------------   Retained earnings                                  11,764,713
  Land                                                1,233,137   Accumulated other comprehensive income                701,390
  Buildings                                           3,444,764   Treasury stock, at cost                            (1,524,654)
  Machinery and equipment                             9,184,751
  Vehicle and equipment on operating leases           3,309,337
  Construction in progress                              349,465
  Less-Accumulated depreciation                      (9,460,935)         Total shareholders' equity                  11,836,092
----------------------------------------------------------------------------------------------------------------------------------
                                                                   Total liabilities, minority interest in
                Total assets                         32,574,779         consolidated subsidiaries and                32,574,779
                                                                            shareholders' equity
----------------------------------------------------------------------------------------------------------------------------------




                                        CONSOLIDATED STATEMENT OF INCOME
                                                          (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------
                                                                                    FY2007
                                                                    (April 1, 2006 through March 31, 2007)
----------------------------------------------------------------------------------------------------------
Net revenues:                                                                     23,948,091
   Sales of products                                                              22,670,097
   Financing operations                                                            1,277,994
Costs and expenses:                                                               21,709,408
   Cost of products sold                                                          18,356,255
   Cost of financing operations                                                      872,138
   Selling, general and administrative                                             2,481,015
Operating income                                                                   2,238,683
Other income (expense):                                                              143,833
   Interest and dividend income                                                      131,939
   Interest expense                                                                 (49,326)
   Foreign exchange gain, net                                                         33,005
   Other income, net                                                                  28,215
Income before income taxes, minority interest and equity in                        2,382,516
  earnings of affiliated companies
Provision for income taxes                                                           898,312
Income before minority interest and equity in earnings of                          1,484,204
  affiliated companies
Minority interest in consolidated subsidiaries                                      (49,687)
Equity in earnings of affiliated companies                                           209,515
Net income                                                                         1,644,032
----------------------------------------------------------------------------------------------------------




                                         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                         FY2007 (April 1, 2006 through March 31, 2007)

                                                                                  (Amounts are rounded to the nearest million yen)
----------------------------------------------------------------------------------------------------------------------------------
                                                                                       Accumulated
                                              Common     Additional     Retained          other           Treasury         Total
                                               stock       paid-in      earnings      comprehensive        stock,      shareholders'
                                                           capital                        income          at cost          equity
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2006                 397,050      495,250     10,459,788           437,316     (1,228,955)     10,560,449
----------------------------------------------------------------------------------------------------------------------------------
Issuance during the year                                    2,343                                                           2,343
----------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
----------------------------------------------------------------------------------------------------------------------------------
 Net income                                                            1,644,032                                        1,644,032
----------------------------------------------------------------------------------------------------------------------------------
 Other comprehensive income
----------------------------------------------------------------------------------------------------------------------------------
  Foreign currency translation                                                             130,746                        130,746
    adjustments
----------------------------------------------------------------------------------------------------------------------------------
  Unrealized gains on securities, net                                                       38,800                         38,800
    of reclassification adjustments
----------------------------------------------------------------------------------------------------------------------------------
  Minimum pension liability adjustments                                                      3,499                          3,499
----------------------------------------------------------------------------------------------------------------------------------
Total comprehensive income:                                                                                             1,817,077
----------------------------------------------------------------------------------------------------------------------------------
Adjustment to initially apply FAS                                                           91,029                         91,029
No.158
----------------------------------------------------------------------------------------------------------------------------------
Dividends paid                                                         (339,107)                                        (339,107)
----------------------------------------------------------------------------------------------------------------------------------
Purchase and reissuance of common stock                                                                  (295,699)      (295,699)
----------------------------------------------------------------------------------------------------------------------------------
Balance as of March 31, 2007                 397,050      497,593     11,764,713           701,390     (1,524,654)     11,836,092
----------------------------------------------------------------------------------------------------------------------------------


                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

*Amounts less than one million yen are, in principle, rounded to the nearest million.

   [Significant matters pertaining to the preparation of consolidated financial statements]

     1.   Number of consolidated subsidiaries and equity-method affiliates:
             Toyota has 522 consolidated subsidiaries and 56 equity-method affiliates.

     2.   Basis of preparation of consolidated financial statements:
             Pursuant to the provision of Article 148, Paragraph 1 of the Corporation Accounting Regulations, Toyota's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Also, pursuant to Paragraph 1 of the aforementioned provision, certain supplementary materials and notes required under the U.S. GAAP are omitted.

     3.   Standards and methods of valuation of securities:
             Available-for-sale is stated at fair value. The acquisition cost of the securities is calculated by the average cost method.

     4.   Standards and methods of valuation of inventories:
             Inventory asset's are valued at acquisition cost to the extent it does not exceed market value. The acquisition cost of inventory is calculated by the periodic average method, with the exception of finished products of certain subsidiaries, which are valued by the specific identification method or last-in first-out method.

     5.   Depreciation of property, plant and equipment / tangible fixed assets:
             The methods of depreciation used for property, plant and equipment/ tangible fixed assets are primarily the declining balance method for Toyota and its subsidiaries in Japan, and the straight-line method for overseas subsidiaries.

     6.   Amortization of goodwill and intangible assets:
             Goodwill and intangible assets with indefinite life are not amortized, but are tested once a fiscal year for impairment whenever events or circumstances indicate that a carrying amount of an asset (asset group) may not be recoverable. Intangible assets with definite life are amortized on a straight-line method.

     7.   Standard of recording main reserves:
             Allowance for doubtful accounts and allowance for credit losses:
                Reserves are recorded based on the frequency and the significance of losses.
             Severance pay reserves:
                Calculation of severance pay obligations is conducted based on the average number of years of service, and severance pay reserves are recorded after adjusting pension assets, past service costs, and unrecognized actuarial loss.

     8.   Changes in accounting policy

              On March 31, 2007, Toyota adopted the U.S. Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans." This increased the amount of the "other" item in "investment and other assets" by 142,520 million yen and the amount of "accumulated other comprehensive income" after tax effect adjustment by 91,029 million yen. This has no effect on the net income.



   [Consolidated Balance Sheet]

     1.   Allowance for doubtful accounts                                              58,066 million yen
          Allowance for credit losses                                                 112,116 million yen

     2.   Breakdown of accumulated other comprehensive income
          Foreign currency translation adjustments                                   (40,177) million yen
          Unrealized gains on securities                                              658,808 million yen
          Pension liability adjustments                                                82,759 million yen

     3.   Assets pledged as collateral                                                125,721 million yen

     4. Guarantees                                                                  1,333,961 million yen

   [Consolidated Statement of Shareholders' Equity]
     Total number of shares issued as of March 31, 2007                              3,609,997,492 shares


[Per share information]                               (Amounts less than the hundredth digit are rounded)
     1.   Net assets per share                                                               3,701.17 yen

     2.   Net income per share
          Basic                                                                                512.09 yen
          Diluted                                                                              511.80 yen


                  Independent Auditor's Report (Certified Copy)
                              (English Translation)


                                                                     May 2, 2007

  To the Board of Directors
  Toyota Motor Corporation

                                                 PricewaterhouseCoopers Aarata

                                                  Kouji Hatsukawa, CPA
                                                  Engagement Partner
                                                  Yasuo Isobe, CPA
                                                  Engagement Partner
                                                  Akihiko Nakamura, CPA
                                                  Engagement Partner
                                                  Hitoshi Kiuchi, CPA
                                                  Engagement Partner


  We have audited, pursuant to Article 444, Paragraph 4 of the Corporation Act of Japan, the consolidated financial statements, which consist of the consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders' equity, and notes to the consolidated financial statements of Toyota Motor Corporation (hereinafter referred to as the "Company") for the consolidated fiscal year from April 1, 2006 to March 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an independent opinion on these consolidated financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we obtain reasonable assurance as to whether the consolidated financial statements are free of material misstatements. An audit is conducted, on a test basis, and includes assessments of the accounting principles used and significant estimates made by management, as well as an evaluation of the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

  It is our opinion that, pursuant to the provision of Article 148, Paragraph 1 of the Corporation Accounting Regulations, the above consolidated financial statements are in accordance with corporate accounting standards generally accepted in the United States (Ref. to Item 2 of the "Significant matters pertaining to the preparation of the consolidated financial statements" in the "Notes to the consolidated financial statements"), and present fairly the consolidated financial position and results of operation of the business group comprised of the Company and its consolidated subsidiaries during the period of the consolidated financial statements in every significant aspect.

  Additional information:
  As described in Item 8 of "Significant matters pertaining to the preparation of the consolidated financial statements", effective from this consolidated fiscal year the Company has applied the U.S. Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans".

  We have no interests in or relationships with the Company that we are required to disclose pursuant to the provision of the Certified Public Accountant Law of Japan.

              Board of Corporate Auditors' Report (Certified Copy)

                                  Audit Report

  The Board of Corporate Auditors has discussed and prepared this Audit Report based on the audit reports prepared by each of the Corporate Auditors pertaining to the conduct of duties by the Directors of Toyota Motor Corporation during FY2007 extending from April 1, 2006 through March 31, 2007, and reports as follows.

  1. Method and content of Audit by the Corporate Auditors and the Board of Corporate Auditors
    (1)Auditing method of the Board of Corporate Auditors
       The Board of Corporate Auditors determined the auditing policies and audit plan, received a report from each Corporate Auditor on the audit and its results, and received reports from the Directors and senior executives and Accounting Auditor on the execution of their duties.
    (2)Method and content of Audit by the Corporate Auditors
       1) Based on the audit policies and audit plan adopted by the Board of Corporate Auditors, each Corporate Auditor communicated with the Directors and senior executives and other Corporate Auditors, collected information, developed an auditing environment, attended Directors' meetings and other important meetings, and received reports from the Directors and senior executives on the execution of their duties. The Corporate Auditors also reviewed important documents and surveyed operations and assets at the company head office, production facilities, and business offices. The Corporate Auditors exchanged opinions and information with the Directors and senior executives and Corporate Auditors of the subsidiaries, and received reports on business from them, as needed.
       2) Concerning the unconsolidated financial statements (unconsolidated balance sheet, unconsolidated statement of income, unconsolidated statement of changes in net assets, and notes to the unconsolidated financial statements) and supplementary schedules and consolidated financial statements (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholders' equity, and notes to the consolidated financial statements), each Corporate Auditor received reports from the Directors and senior executives and received reports from the Accounting Auditor on its audit and the results. The Corporate Auditors also received notice from the Accounting Auditor confirming that the "systems to ensure the appropriate execution of duties by the Accounting Auditor" (as described in each of the items of Article 159 of the Corporation Accounting Regulations) has been properly developed.
  2. Result of Audit
    (1)Audit result concerning the business report and others
       1) The business report and supplementary schedules accurately represent the company's situation as required by laws and regulations and the Articles of Incorporation.
       2) No irregularity or violation of applicable laws or regulations or the Articles of Incorporation was found with respect to the performance of duties by the Directors.
       3) Resolutions of the Board of Directors concerning the internal control system (as stipulated in Article 362, Paragraph 4, Item 6 the Corporation Act of Japan and Article 100, Paragraphs 1 and 3 of the Enforcement Regulations of the Corporation Act) are appropriate. We have nothing to point out concerning the execution of duties by the Directors with respect to the internal control system.
    (2)Audit results concerning unconsolidated financial statements and supplementary schedules
       The auditing method of PricewaterhouseCoopers Aarata, the temporary Accounting Auditor, and the results of the audit, are appropriate.
    (3)Audit results of consolidated financial statements
       The auditing method of PricewaterhouseCoopers Aarata, the temporary Accounting Auditor, and the results of the audit, are appropriate.


May 8, 2007
Toyota Motor Corporation Board of Corporate Auditors
    Full-time Corporate Auditor  Hideaki Miyahara                 Outside Corporate Auditor Yasutaka Okamura
    Full-time Corporate Auditor  Chiaki Yamaguchi                 Outside Corporate Auditor Yoichi Kaya
    Full-time Corporate Auditor  Masaki Nakatsugawa               Outside Corporate Auditor Yoichi Morishita
                                                                  Outside Corporate Auditor Akishige Okada

                                       Reference Documents

Proposed resolutions and reference matters

Proposed Resolution 1: Distribution of Dividends from Surplus

We propose the distribution of dividends from surplus as follows:

1.   Year-end Dividends

     We would like to offer a year-end dividend of 70 yen per share. Combined with the interim dividend, the total amount of the annual dividends for the fiscal year ended March 31, 2007 will be 120 yen per share, and the consolidated payout ratio will be 23.4 %.

     (1)  Type of dividend assets

          Cash

     (2)  Allocation of dividend assets and the total amount of dividends

          Payment of 70 yen per share of common stock (Total amount of dividends: 223,855,568,440 yen)

     (3)  Effective date of dividends from surplus

          June 25, 2007

2.   Appropriation of Surplus

     (1)  Account item of surplus to be increased and its amount

          General reserve                                    600,000,000,000 yen

     (2)  Account item of surplus to be decreased and its amount

          Retained earnings carried forward                  600,000,000,000 yen

Proposed Resolution 2: Election of 30 Directors

All Directors will retire upon the expiration of their term of office at the conclusion of this General Shareholders' Meeting. Accordingly, we hereby request that 30 Directors be elected. The candidates for the positions of Director are as follows:



Following are the nominees
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Chairman of                  Apr.  1960      Joined Toyota
                            the Board                    Sep.  1988      Director of Toyota
                                                         Dec.  1988      Toyota Motor Manufacturing,
                                                                         U.S.A., Inc. President
                                                         Sep.  1994      Managing Director of Toyota
   1*    Fujio Cho                                       Oct.  1994      Retired from Toyota Motor                       36,905
         (2/2/1937)                                                      Manufacturing, U.S.A., Inc. President
                                                         Jun.  1996      Senior Managing Director of Toyota
                                                         Jun.  1998      Executive Vice President of Toyota
                                                         Jun.  1999      President of Toyota
                                                         Jun.  2005      Vice Chairman of Toyota
                                                         Jun.  2006      Chairman of Toyota

                                                         (other executive duties)
                                                         Chairman of Japan Automobile Manufacturers
                                                         Association, Inc.
----------------------------------------------------------------------------------------------------------------------------------
                            Vice Chairman                Apr.  1965      Joined Ministry of International Trade
                                                                         and Industry
                                                         Jul.  1997      Ministry of International Trade and
                                                                         Industry Vice-Minister for
                                                                         International Affairs
                                                         Jun.  1998      Retired from Ministry of International
         Katsuhiro                                                       Trade and Industry Vice-Minister for
   2*    Nakagawa                                                        International Affairs                           26,800
         (3/11/1942)                                     Jun.  2001      Managing Director of Toyota
                                                         Jun.  2002      Senior Managing Director of Toyota
                                                         Jun.  2003      Executive Vice President of Toyota
                                                         Jun.  2004      Vice Chairman of Toyota
----------------------------------------------------------------------------------------------------------------------------------
                            President                    Apr.  1964      Joined Toyota
                                                         Sep.  1992      Director
                                                         Jun.  1997      Managing Director of Toyota
   3*    Katsuaki Watanabe                               Jun.  1999      Senior Managing Director of Toyota              28,871
         (2/13/1942)                                     Jun.  2001      Executive Vice President of Toyota
                                                         Jun.  2005      President of Toyota
----------------------------------------------------------------------------------------------------------------------------------





----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1966      Joined Toyota
                            Vice President               Jun.  1996      Director of Toyota
                                                         Jun.  2001      Managing Director of Toyota
                            - Global Planning            Jun.  2003      Senior Managing Director of Toyota
         Tokuichi             Operations                 Jun.  2005      Executive Vice President of Toyota
   4*    Uranishi           - Overseas (Americas,                                                                        24,633
         (5/3/1942)           Europe & Africa, Asia,
                              Oceania & Middle East)     (other executive duties)
                            - The Americas Operations    Chairman of Toyota Motor Europe NV/SA
                              Group
                            - Europe & Africa
                              Operations Group
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1967      Joined Toyota
                            Vice President               Jun.  1996      Director of Toyota
                                                         Jun.  2001      Managing Director of Toyota
                            - Research & Development     Jun.  2003      Senior Managing Director of Toyota
                              (R & D Management,         Jun.  2005      Executive Vice President of Toyota
                              Technical Administration,
         Kazuo                Design, Product
   5*    Okamoto              Development, Vehicle                                                                       17,564
         (2/20/1944)          Engineering, Motor Sports)
                            - Technical Administration
                              Group
                            - Design Group
                            - Motorsport Business
                              Management Dept.
                            - Motor Sports Div.
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1967      Joined Toyota Motor Sales
                            Vice President                               Co., Ltd.
                                                         Jun.  1997      Director of Toyota
   6*    Kyoji Sasazu       - Global Planning            Jun.  2001      Managing Director of Toyota                     24,892
         (6/11/1944)          Operations                 Jun.  2003      Senior Managing Director of Toyota
                            - Japan Sales Operations     Jun.  2005      Executive Vice President of Toyota
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1968      Joined Toyota
                            Vice President               Jun.  1997      Director of Toyota
                                                         Jun.  2001      Managing Director of Toyota
                            - Corporate Planning         Jun.  2003      Senior Managing Director of Toyota
                            - General Management         Jun.  2005      Executive Vice President of Toyota
                              (General Administration &
                              Human Resources,
                              Accounting, Information
                              Systems)
         Mitsuo             - Business Development
   7*    Kinoshita          - Government & Public                                                                        24,070
         (1/1/1946)           Affairs
                            - Housing
                            - General Administration &
                              Human Resources Group
                            - Information System Group
                            - Global Audit Div.
                            - Corporate Planning Div.
                            - Research Div.
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1969      Joined Toyota
                            Vice President               Jun.  1998      Director of Toyota

                            - Production                 Jun.  2001      Managing Director of Toyota
         Takeshi            - TQM                        Jun.  2003      Senior Managing Director of Toyota
   8*    Uchiyamada         - Environmental Affairs      Jun.  2005      Executive Vice President of Toyota              24,464
         (8/17/1946)
                                                         (other executive duties)
                                                         Chairman of Toyota Motor Technical Center (China)
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1970      Joined Toyota
                            Vice President               Jun.  1999      Director of Toyota
                                                         Jun.  2002      Managing Director of Toyota
                            - Quality                    Jun.  2003      Senior Managing Director of Toyota
                            - Research & Development     Jun.  2005      Executive Vice President of Toyota
                              (Power Train, Future
         Masatami             Project)
   9*    Takimoto           - Fuel Cell System                                                                           25,700
         (1/13/1946)          Development
                            - Power Train Development
                              Group
                            - Fuel Cell System
                              Development Group
                            - Future Project Div.
----------------------------------------------------------------------------------------------------------------------------------
                            Executive                    Apr.  1984      Joined Toyota
                            Vice President               Jun.  2000      Director of Toyota
                                                         Jun.  2002      Managing Director of Toyota
                            - Product Management         Jun.  2003      Senior Managing Director of Toyota
         Akio               - IT & ITS                   Jun.  2005      Executive Vice President of Toyota
  10*    Toyoda             - Purchasing
         (5/3/1956)         - Quality                                                                                 4,560,891
                            - IT & ITS Group
                            - e-TOYOTA Div.

                                                         (other executive duties)
                                                         Chairman of Digital Media Asia Pacific Ltd.
                                                         Chairman of Toyota FAW (Tianjin) Dies Co., Ltd.
                                                         Vice Chairman of Toyota Motor Technical Center (China)
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1970      Joined Toyota Motor Sales
                            Managing Director                            Co., Ltd.

                            - Chairman of Toyota Motor   Jun.  2000      Director of Toyota
                              North America, Inc.        Jun.  2003      Managing Officer of Toyota
                            - Chairman of Toyota         Jun.  2003      Toyota Motor Sales, U.S.A., Inc.
                              Motor Sales, U.S.A., Inc.                  President
                                                         Jun.  2004      Director of Toyota
                                                         Jun.  2005      Senior Managing Director of Toyota
         Yukitoshi                                       Jun.  2005      Toyota Motor Sales, U.S.A., Inc.
  11*    Funo                                                            Chairman                                        19,248
         (2/1/1947)                                      May   2006      Toyota Motor North America, Inc.
                                                                         Chairman

                                                         (other executive duties)
                                                         Vice President of Calty Design Research Inc.
                                                         President of Toyota Logistics Services, Inc.
                                                         President of Toyota Personal Services U.S.A., Inc.
                                                         Chairman of Toyota Motor Sales, U.S.A., Inc.
                                                         Chairman of Toyota Motor North America, Inc.
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1970      Joined Toyota Motor Sales
                            Managing Director                            Co., Ltd.
         Takeshi                                         Jun.  2000      Director of Toyota
  12*    Suzuki             - Business Development       Jun.  2003      Managing Officer of Toyota                      12,076
         (11/18/1947)         Group                      Jun.  2004      Senior Managing Director of Toyota
                            - Accounting Group
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1971      Joined Toyota
                            Managing Director            Jun.  2000      Director of Toyota
                            - Strategic Production       Jun.  2002      Toyota Motor Manufacturing North
                              Planning Group                             America, Inc. President
                            - Manufacturing Group        Jun.  2003      Managing Officer of Toyota
                            - TQM Promotion Div.         Jun.  2004      Director of Toyota
                                                         Jun.  2005      Retired from Toyota Motor
  13*    Atsushi Niimi                                                   Manufacturing North America, Inc.               20,938
         (7/30/1947)                                                     President
                                                         Jun.  2005      Senior Managing Director of Toyota

                                                         (other executive duties)
                                                         Chairman of Toyota Motor Engineering & Manufacturing
                                                         North America, Inc.
                                                         (Apr. 2006     The company's name was
                                                                        changed from Toyota Motor
                                                                        Manufacturing North America,
                                                                        Inc.)
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1969      Joined Toyota Motor Sales
                            Managing Director                            Co., Ltd.
                                                         Jun.  2001      Director of Toyota
  14*    Hiroshi            - Global Planning            Jun.  2003      Managing Officer of Toyota                       8,850
         (12/22/1946)         Operations Group           Jun.  2005      Senior Managing Director of Toyota
                            - Product Management Div.
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1969      Joined Toyota
                            Managing Director            Jun.  2001      Director of Toyota
                                                         Jun.  2003      Managing Officer of Toyota
                            - Government & Public        Jun.  2005      Senior Managing Director of Toyota
         Teiji                Affairs Group
  15*    Tachibana          - Housing Group                                                                              10,900
         (1/18/1947)        - Legal Div.

                                                         (other executive duties)
                                                         President of Toyota Housing Corporation
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1970      Joined Toyota
                            Managing Director            Jun.  2001      Director of Toyota
                                                         Jun.  2003      Managing Officer of Toyota
                            - Quality Group              Jun.  2004      Toyota Motor Engineering &
                                                                         Manufacturing Europe NV/SA President
                                                         Jun.  2005      Senior Managing Director of Toyota
         Shinichi                                        Oct.  2005      Toyota Motor Europe NV/SA,
  16*    Sasaki                                                          Toyota Motor Marketing                           8,010
         (12/18/1946)                                                    Europe NV/SA and Toyota Motor
                                                                         Engineering & Manufacturing
                                                                         Europe NV/SA merged under the
                                                                         name Toyota Motor Europe NV/SA
                                                         Oct.  2005      Toyota Motor Europe NV/SA President
                                                         Jul.  2006      Retired from Toyota Motor Europe NV/SA
                                                                         President
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1971      Joined Toyota Motor Sales
                            Managing Director                            Co., Ltd.
                                                         Jun.  2001      Director of Toyota
  17*    Akira Okabe        - Asia, Oceania & Middle     Jun.  2003      Managing Officer of Toyota                      20,000
         (9/17/1947)          East Operations Group      Jun.  2005      Senior Managing Director of Toyota

                                                         (other executive duties)
                                                         Chairman of Toyota Motor Asia Pacific Pte Ltd.
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Jul.  1971      Joined Toyota Motor Sales
                            Managing Director                            Co., Ltd.
         Yoichiro                                        Jun.  2001      Director of Toyota
  18*    Ichimaru           - Japan Sales Operations     Jun.  2003      Managing Officer of Toyota                      17,468
         (10/10/1948)         Group                      Jun.  2005      Senior Managing Director of Toyota
                            - Customer Service
                              Operations Group
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                            Senior                       Apr.  1975     Joined Toyota
                            Managing Director            Jun.  2001     Director of Toyota
  19*    Shoji Ikawa                                     Jun.  2003     Managing Officer of Toyota                       24,136
         (9/1/1949)         - Production Engineering     Jun.  2005     Senior Managing Director of Toyota
                              Group
----------------------------------------------------------------------------------------------------------------------------------
                            Honorary Chairman            Jul.  1952      Joined Toyota
                                                         Jul.  1952      Director of Toyota
                                                         Jan.  1961      Managing Director of Toyota
                                                         Oct.  1967      Senior Managing Director of Toyota
                                                         Dec.  1972      Executive Vice President of Toyota
                                                         Jun.  1981      Director of Toyota
                                                         Jun.  1981      Toyota Motor Sales Co., Ltd. President
         Shoichiro                                       Jul.  1982      President of Toyota
  20*    Toyoda                                          Sep.  1992      Chairman of Toyota                          11,172,193
         (2/27/1925)                                     Jun.  1999      Honorary Chairman and Director of
                                                                         Toyota

                                                         (other executive duties)
                                                         Representative Director of Toyota Central R&D Labs.,
                                                         Inc.
                                                         Representative Director of Genesis Research Institute,
                                                         Incorporated
                                                         Chairman of Towa Real Estate Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
                            Senior Advisor               Apr.  1955      Joined Toyota Motor Sales
                                                                         Co., Ltd.
                                                         Jul.  1982      Director of Toyota
                                                         Sep.  1987      Managing Director of Toyota
         Hiroshi                                         Sep.  1988      Senior Managing Director of Toyota
  21*    Okuda                                           Sep.  1992      Executive Vice President of Toyota              64,963
         (12/29/1932)                                    Aug.  1995      President of Toyota
                                                         Jun.  1999      Chairman of Toyota
                                                         Jun.  2006      Senior Advisor of Toyota
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1973      Joined Toyota
                                                         Jun.  2002      Director of Toyota
                                                         Jun.  2003      Managing Officer of Toyota
   22    Koichi Ina                      --                                                                              20,900
         (5/6/1948)                                      (other executive duties)
                                                         Chairman of Siam Toyota Manufacturing Co., Ltd
                                                         Chairman of Toyota Autoparts Philippines Inc.
----------------------------------------------------------------------------------------------------------------------------------
   23    Takeshi Yoshida                 --              Apr.  1974     Joined Toyota                                    14,133
         (3/21/1949)                                     Jun.  2003     Managing Officer of Toyota
----------------------------------------------------------------------------------------------------------------------------------



----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
   24    Shinzo Kobuki                   --              Apr.  1972     Joined Toyota                                    21,300
         (3/8/1950)                                      Jun.  2003     Managing Officer of Toyota
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1970      Joined Toyota
                                                         Jun.  2003      Managing Officer of Toyota
                                                         Aug.  2003      Toyota Motor Technical Center (China)
                                                                         President
   25    Akira Sasaki                    --                                                                               6,600
         (2/26/1948)                                     (other executive duties)
                                                         Chairman of Tianjin Toyota Forging Co., Ltd.
                                                         Chairman of Tianjin Fengjin Auto Parts Co., Ltd.
                                                         President of Toyota Motor Technical Center (China)
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1972     Joined Toyota Motor Sales
                                                                         Co., Ltd.
         Hiroshi                                         Jun.  2003      Managing Officer of Toyota
   26    Kawakami                        --                                                                              13,200
         (5/3/1949)                                      (other executive duties)
                                                         President of J-TACS Corp.
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1973      Joined Toyota Motor Sales
                                                                         Co., Ltd.
                                                         Jun.  2003      Managing Officer of Toyota
                                                         Jun.  2003      Toyota Motor Marketing Europe NV/SA
                                                                         President
                                                         Oct.  2005      Toyota Motor Europe NV/SA,
                                                                         Toyota Motor Marketing
         Tadashi                         --                              Europe NV/SA and Toyota Motor
   27    Arashima                                                        Engineering & Manufacturing                     20,781
         (8/14/1949)                                                     Europe NV/SA merged under the
                                                                         name Toyota Motor Europe
                                                                         NV/SA
                                                         Oct.  2005      Toyota Motor Europe NV/SA Executive
                                                                         Vice President
                                                         Jul.  2006      Toyota Motor Europe NV/SA President

                                                         (other executive duties)
                                                         Vice Chairman of Bauda AS
                                                         President of Toyota Motor Europe NV/SA
----------------------------------------------------------------------------------------------------------------------------------
   28    Mamoru Furuhashi                --              Apr.  1973      Joined Toyota                                   10,000
         (1/3/1950)                                      Jun.  2003      Managing Officer of Toyota
----------------------------------------------------------------------------------------------------------------------------------




----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main               Brief career summary and representative             Toyota's
           (birth date)       areas of responsibility               positions in other organizations                  shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1974      Joined Toyota Motor Sales
                                                                         Co., Ltd.
         Satoshi                                         Jun.  2003      Managing Officer of Toyota
   29    Ozawa                           --                                                                               15,200
         (8/5/1949)                                      (other executive duties)
                                                         President of TOYOTA Personal Support Co., Ltd.
                                                         President of OJT Solutions Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
                                                         Apr.  1970      Joined Toyota Motor Sales, U.S.A., Inc.
                                                         Dec.  2000      Toyota Motor Sales, U.S.A., Inc.
                                                                         Executive Vice President and Chief
                                                                         Operating Officer
                                                         Jun.  2003      Managing Officer of Toyota
   30    James E. Press                  --              Jun.  2005      Toyota Motor Sales, U.S.A., Inc.                      0
         (10/4/1946)                                                     President
                                                         May   2006      Toyota Motor North America, Inc.
                                                                         President
                                                         Jun.  2006      Retired from Toyota Motor Sales,
                                                                         U.S.A., Inc. President

                                                         (other executive duties)
                                                         President of Toyota Motor North America, Inc.
----------------------------------------------------------------------------------------------------------------------------------
Note: * indicates current Director of Toyota.


Proposed Resolution 3: Election of 4 Corporate Auditors

Corporate Auditors Mr. Hideaki Miyahara, Mr. Chiaki Yamaguchi, Mr. Yasutaka Okamura and Mr. Yoichi Kaya will retire upon the expiration of their terms of office at the conclusion of this General Shareholders' Meeting. Accordingly, we request that 4 Corporate Auditors be elected. The candidates for Corporate Auditors are as follows.
The proposal of this resolution at this General Shareholders' Meeting has been approved by the Board of Corporate Auditors.



Following are the nominees
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      No. of
  no.          Name              Position and main                     Brief career summary                          Toyota's
           (birth date)       areas of responsibility                                                                 shares
                                     at Toyota                                                                        owned
----------------------------------------------------------------------------------------------------------------------------------
         Chiaki Yamaguchi   Full-time Corporate Auditor  Apr.  1972      Joined Toyota Motor Sales
   1*    (12/25/1949)                                                    Co., Ltd.                                        5,000
                                                         Jun.  2003      Toyota's Full-time Corporate Auditor
----------------------------------------------------------------------------------------------------------------------------------
                            Outside Corporate Auditor    Apr.  1998      Research Institute of Innovative
         Yoichi Kaya                                                     Technology for the Earth Assistant                   0
   2*    (5/18/1934)                                                     Director
                                                         Jun.  2003      Toyota's Outside Corporate Auditor
----------------------------------------------------------------------------------------------------------------------------------
                                         --              Jun.  2004      Supreme Public Prosecutors Office
         Kunihiro Matsuo                                                 Prosecutor-General
   3     (9/13/1942)                                     Jun.  2006      Retired from Supreme Public Prosecutors              0
                                                                         Office Prosecutor-General
                                                         Sep.  2006      Registered as Attorney
----------------------------------------------------------------------------------------------------------------------------------
         Yoshikazu Amano                 --              Apr.  1972      Joined Toyota
   4     (3/11/1949)                                     Jun.  2002      Director of Toyota                              17,268
                                                         Jun.  2003      Managing Officer of Toyota
----------------------------------------------------------------------------------------------------------------------------------


Notes:

1.   * Indicates the current Corporate Auditors of Toyota.
2. Matters related to the candidates for outside corporate auditors are as follows:

     (1) Mr. Yoichi Kaya and Mr. Kunihiro Matsuo are candidates for outside corporate auditors.
     (2) Reasons for nomination for outside corporate auditors Mr. Yoichi Kaya and Mr. Kunihiro Matsuo have not been directly involved in the management of corporations, but we consider that both of them will adequately execute their duties as outside corporate auditors with their broad experience and insights in their specialized fields.
     (3) Mr. Yoichi Kaya has been an outside corporate auditor of Nippon Steel Corporation, a company which received cease-and-desist recommendations from the Fair Trade Commission of Japan in accordance with the Japanese Antimonopoly Act with regard to its transaction of stainless cold-rolled steel sheet and steel bridge projects. Following these incidents, Mr. Kaya, as a corporate auditor of the said corporation, strongly requested the directors to review its compliance with the Antimonopoly Act and to take measures to prevent recurrence. He has since been auditing compliance with laws and regulations by directors and others.
     (4) Number of years in office as an Outside Corporate Auditor (at the conclusion of this General Shareholders' Meeting)
          Mr. Yoichi Kaya 4 years
     (5)  Liability limitation agreement
          An agreement to limit the liability as stipulated in Article 423, Paragraph 1 of the Corporation Act was concluded between Mr. Yoichi Kaya and Toyota, with the total liability limit stipulated in Article 425, Paragraph 1 of the Corporation Act. An agreement of the same kind will be concluded between Mr. Kunihiro Matsuo and Toyota upon the approval of his election in this proposed resolution.

Proposed Resolution 4: Election of Accounting Auditors

ChuoAoyama PricewaterhouseCoopers (currently, MISUZU Audit Corporation), which was formerly the Accounting Auditor of Toyota, was ordered by the Financial Services Agency to suspend its business for a period of two months from July 1, 2006 to August 31, 2006 and lost its qualification as an accounting auditor. Accordingly, pursuant to the resolution adopted at the meeting of the Board of Corporate Auditors held on August 4, 2006, Toyota elected PricewaterhouseCoopers Aarata as its temporary Accounting Auditor under the Corporation Act of Japan and it has been the temporary Accounting Auditor up to present.

Taking into account the quality, independence and continuity of the audit as well as the efficiency of PricewaterhouseCoopers Aarata, Toyota considers PricewaterhouseCoopers Aarata eligible to be its Accounting Auditor. Accordingly, we ask for the election of PricewaterhouseCoopers Aarata as its Accounting Auditor.

The proposal of this resolution at this General Shareholders' Meeting has been approved by the Board of Corporate Auditors.

The candidate for the Accounting Auditor is as follows:

   Name:        PricewaterhouseCoopers Aarata
   Office:      (Location of the main office)
                East Tower, Sumitomo Fudosan Mita Twin Building,
                2-8, Shibaura 4-chome, Minato-ku, Tokyo
   History:     Established on June 1, 2006
                Business operations commenced on July 1, 2006
   Profile:     Capital                                         514 million yen

                Partners                                         90
                CPAs and Assistant CPAs                         485
                U.S. CPAs and other professionals               473
                Office Clerks                                   101
                ----------------------------------------------------
                  Total                                       1,149

                Number of corporate clients                     842

Proposed Resolution 5: Issue of Stock Acquisition Rights without Consideration to Directors, Managing Officers and Employees, etc., of Toyota and its Affiliates

Pursuant to Articles 236, 238, and 239 of the Corporation Act, we request authorization for the board of directors to issue Stock Acquisition Rights (stock options) without consideration, for the purpose of granting stock options, to directors, managing officers, employees, and other persons in similar positions at Toyota and its affiliates and to determine the terms and conditions of such grants as described below.

Stock acquisition rights granted to directors of Toyota without consideration constitute non-monetary compensation of indeterminable value to directors. Consequently, we also request approval of the method of calculating the value of Stock Acquisition Rights allotted to the board as remuneration, etc. In the event Proposed Resolution 2 (Election of 30 Directors) is approved, the number of directors eligible for stock acquisition rights will be 30, and the number of stock acquisition rights granted to directors of Toyota will be limited to 10,200.

1.   Reason for Issue of Stock Acquisition Rights without Consideration

     Toyota will issue Stock Acquisition Rights to Directors, Managing Officers and employees, etc. of Toyota and its affiliates in order to enhance enthusiasm and raise morale for improving business performance and thereby contribute to strengthening Toyota's international competitiveness.

2.   Summary of Terms of Issue of Stock Acquisition Rights

     (1)  Grantees of the Stock Acquisition Rights

          Directors, Managing Officers and employees, etc., of Toyota and its affiliates.

     (2) Type and Number of Shares to be Issued or Transferred upon Exercise of Stock Acquisition Rights

          Up to 3,500,000 shares of common stock of Toyota.

          Provided, however, that if the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Stock Acquisition Rights to be offered.

     (3)  Total Number of Stock Acquisition Rights

          Up to 35,000

          The number of shares for purposes of Stock Acquisition Rights (the "Number of Shares Granted") shall be 100; provided, however, that if Toyota splits its shares (including the allotment of common stock to shareholders without consideration; hereinafter the same shall apply) or consolidates its shares after the allotment date of the Stock Acquisition Rights, the number of shares to be issued or transferred upon exercise of each Stock Acquisition Right shall be adjusted according to the following formula.


     Number of shares after     =      Number of shares      x        Ratio of split
           adjustment                 before adjustment             (or consolidation)


       The adjustment above shall be made only to the unexercised rights remaining at the relevant time.

If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

     (4)  Amount Paid for Issuance of Stock Acquisition Rights

          With respect to Stock Acquisition Rights for which the authority to determine the terms and conditions of the offering is delegated to the Board of Directors, in accordance with the resolution of this year's Ordinary General Shareholders' Meeting, no monetary payment shall be required.

     (5)  Amount of Assets to be Paid upon Exercise of Stock Acquisition Rights

          The amount of assets to be paid upon exercise of each Stock Acquisition Right shall be the amount obtained by multiplying the amount to be paid per share issued or transferred upon exercise of Stock Acquisition Rights (the "Exercise Price") by the Number of Shares Granted. The Exercise Price shall be as follows.

          The amount obtained by multiplying the closing price of Toyota's common stock in regular trading on the Tokyo Stock Exchange on the allotment date of the Stock Acquisition Rights (if there is no transaction made on that day, then the closing price of the latest date prior to the allotment date of the Stock Acquisition Rights on which a transaction was made) by 1.025, and any fraction less than one
          (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. In addition, the Exercise Price shall be adjusted as follows:

          (i) If Toyota splits or consolidates its shares after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.


                                                                      1
       Exercise Price      =      Exercise Price      x    ------------------------
      after adjustment          before adjustment              Ratio of split
                                                              (or consolidation)


       (ii)If Toyota issues common stock or sells treasury stock of the common stock at a price below the market price after the allotment date of the Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one
           (1) yen arising therefrom shall be rounded up to the nearest one (1) yen. No adjustment shall be made, however, in the event that Stock Acquisition Rights are exercised.

                                                                                                                Amount to be
                                                                                      Number of shares              paid
                                                                                        newly issued       X      per share
                                                              Number of         +  ----------------------------------------------
      Exercise Price     =      Exercise Price     X     outstanding shares                        Market price
     after adjustment         before adjustment          ------------------------------------------------------------------------
                                                                Number of             +       Number of shares newly issued
                                                            outstanding shares


           "Number of outstanding shares" provided for in the above formula does not include the number of shares held by Toyota as treasury stock and in the case where the treasury stock is to be sold "Number of shares newly issued" shall be read as "Number of shares of treasury stock to be sold."

          (iii)In the event that other class of stock is allotted without consideration to the holders of common stock, shares of another company are delivered to the holders of common stock of Toyota as dividends, or in any other similar instance where an adjustment of the Exercise Price is required, in each case after the allotment date of the Stock Acquisition Rights, an appropriate adjustment shall be made to the extent reasonable.

     (6)  Exercise Period of the Stock Acquisition Rights

          From August 1, 2009 to July 31, 2015

     (7)  Conditions of Exercise of Stock Acquisition Rights

          (i)  Each Stock Acquisition Right may not be partially exercised.

          (ii) The grantees of the Stock Acquisition Rights must, at the time of the closing of the Ordinary General Shareholders' Meeting to be held for the last fiscal year ending within two (2) years after the closing of the FY2007 Ordinary General Shareholders' Meeting of Toyota, be a Director, Managing Officer or an employee, etc. of Toyota or its affiliate, to which he or she belongs at the time such right is granted.

         (iii) The grantee of the Stock Acquisition Rights may exercise his or her Stock Acquisition Rights for up to two (2) years after the grantee loses his or her position as a Director, Managing Officer or an employee, etc. of Toyota or its affiliate to which the grantee belongs at the time of grant. However, if the grantee loses such position due to retirement or resignation for personal reasons, or removal from office or dismissal, the Stock Acquisition Rights will expire immediately.

          (iv) Stock Acquisition Rights may not be inherited.

          (v) Other exercise conditions shall be provided for by the resolution of the FY2007 Ordinary General Shareholders' Meeting and the resolution of a meeting of the Board of Directors.

     (8) Events and Conditions of Acquisition of Stock Acquisition Rights by Toyota

          Stock Acquisition Rights may be acquired by Toyota without consideration, on a date that shall be provided by the Board of Directors, if a General Shareholders' Meeting approves a proposal on a merger agreement in which Toyota will be dissolved, or a proposal on a share exchange agreement or a share transfer by which Toyota will become a wholly-owned subsidiary of another company.

     (9)  Restriction on Transfer of Stock Acquisition Rights

          Transfer of Stock Acquisition Rights shall be subject to an approval of the Board of Directors.

     (10) Matters concerning the Paid-in Capital and Additional Paid-in Capital to be Increased due to the Issuance or Transfer of Shares upon Exercise of Stock Acquisition Rights

          (i) Amount of capital to be increased due to the issuance of shares upon exercise of the Stock Acquisition Rights shall be half of the maximum amount of paid-in capital increase and others which is calculated in accordance with Article 40, Paragraph 1 of the Corporation Accounting

               Regulations, and any fraction less than one (1) yen arising therefrom shall be rounded up to the nearest one (1) yen.
          (ii) Amount of additional paid-in capital to be increased due to the issuance or transfer of shares upon exercise of the Stock
               Acquisition Rights shall be an amount determined by subtracting the amount of paid-in capital to be increased provided for in the immediately preceding paragraph (i) from the maximum amount of capital increase set forth in the immediately preceding paragraph
               (i).

     (11) Handling of Fraction

          In the case where the number of shares to be issued or transferred to the grantee includes any fraction less than one (1) share, such fraction shall be rounded down.

     (12) Calculation Method of the Fair Value of Stock Acquisition Rights

          The fair value of Stock Acquisition Rights shall be calculated by using the Black-Scholes model based on the various conditions of the allotment date.
          Reference: The fair value of Stock Acquisition Rights as of March 31,
                     2007 calculated by using the Black-Scholes model is 1,314 yen per share.

Proposed Resolution 6: Acquisition of Own Shares

In order to improve capital efficiency and to implement flexible capital policies tailored to the business environment, we request authorization to acquire shares of Toyota's common stock up to a maximum of 30 million shares and to a maximum value of 250 billion yen, pursuant to the provisions of Article 156 of the Corporation Act during the one-year period from the day after the conclusion of this Ordinary General Shareholders' Meeting.

Proposed Resolution 7: Award of Bonus Payments to Retiring Corporate Auditors

In order to compensate the dedicated efforts of the 2 Corporate Auditors who will retire upon the expiration of their terms of office at the conclusion of this General Shareholders' Meeting, bonuses in appropriate amounts will be provided in accordance with Toyota's standards. The amount, timing and method of payment will be determined by the Board of Corporate Auditors.

The following is the brief career summary of the Corporate Auditors.

-------------------------------------------------------------------------------
       Name                              Brief career summary
-------------------------------------------------------------------------------
 Hideaki Miyahara          June 2000       Toyota's Full-time Corporate Auditor
-------------------------------------------------------------------------------
 Yasutaka Okamura          June 1997       Toyota's Outside Corporate Auditor
-------------------------------------------------------------------------------


Proposed Resolution 8: Payment of Executive Bonuses

In consideration of the results for FY2007 and other factors, the 25 Directors in office as of the end of FY2007, the 1 Director who resigned on August 31, 2006, and the 7 Corporate Auditors will be paid a total amount of 970,500,000 yen (912,000,000 yen for Directors and 58,500,000 yen for Corporate Auditors) as executive bonuses.




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